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Vodafone Telecel	Report and Accounts 2001	01 APRIL 2001 · 31 MARCH 2002


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Vodafone Telecel	Report and Accounts 2001	01 APRIL 2001 · 31 MARCH 2002

VODAFONE TELECEL HIGHLIGHTS


TOTAL OPERATING REVENUES
EUR million
1,200
1,000
800
600
400
200
0
37.4
82.8
161.6
293.4
437.3
606.7
864.0
899.1
1,025.2
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000 2001


OPERATING CASH FLOW
EUR million
290
240
190
140
90
40
-10
(9.0)
7.5
40.9
97.8
151.9
204.3
279.7
252.6
286.1
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000 2001


NET INCOME
EUR million
110
90
70
50
30
10
-10
-30
(24.9)
(14.0)
12.0
36.4
66.3
96.6
101.1
80.1
104.8
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000 2001


ANNUAL CAPITAL EXPENDITURE
EUR million
350
300
250
200
150
100
50
0
32.5
44.4
58.9
76.6
99.1
138.1
232.6
321.6*
205.4
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000 2001

* Includes 100 million euros of the UMTS license up-front fee.

* *The years from 1993 to 1998 refer to the period from 1 January to 31 December; the year 1999 refers to the 15 month period between 1 January 1999 and 31 March 2000; the years 2000 and 2001 refer to the period from 1 April to 31 March (see chapter II.11. Financial and Reporting Year).*


NUMBER OF REGISTERED CELLULAR CUSTOMERS
Thousand
3,000
2,500
2,000
1,500
1,000
500
0
39
89
177
331
745
1,371
31/12/99
1,795
2,479
2,838
1993 1994 1995 1996 1997 1998 1999 2000 2001


NUMBER OF CELLULAR VOICE BILLED MINUTES
Thousand
4,500
3,600
2,700
1,800
900
0
475
1,031
1,802
31/12/99
3,307
3,450
4,435
1996 1997 1998 1999 2000 2001


NUMBER OF EMPLOYEES
2,000
1,600
1,200
800
400
0
264
343
472
667
878
1,223
1,649
1,690
1,833
1993 1994 1995 1996 1997 1998 1999 2000 2001

» The years from 1993 to 1998 refer to the period from 1 January to 31 December; the year 1999 refers to the 15 month period between 1 January 1999 and 31 March 2000; the years 2000 and 2001 refer to the period from 1 April to 31 March (see chapter II.11. Financial and Reporting Year).

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INDEX

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We're enthusiastic.

Vodafone Telecel | Report and Accounts 2001 | 01 APRIL 2001 · 31 MARCH 2002

Chairman's Statement


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António Carrapatoso | Chairman

Chairman's Statement

The year 2001 can be summed up essentially as being another good year of growth for the Company, in terms of revenues and cash flows, and the year in which the Telecel brand was changed to the **Vodafone** brand.

The brand transition process began in January 2001 with dual-brand communication, and culminated in October with the adoption of the single Vodafone brand.

All indicators gathered until now, including recognition level and perception of values associated with the brand, suggest that this transition was a complete success. All of our Employees take great pride in the fact that in a relatively short space of time (10 years) it was possible to launch two highly recognised and prestigious brands in Portugal: Telecel and **Vodafone**.

The **Vodafone** brand is expected to bring added benefits to all our Customers, being part of the world's largest mobile telecommunications Group with more than 101 million Customers, who will enjoy more and more global services.

During 2001, **Vodafone Telecel** continued to consolidate its skills and its position in the Portuguese market, confirming itself as the most innovative and Customer-orientated operator in the country and the operator delivering the most competitive offer.

Vodafone Telecel is especially well prepared to launch and lead the next generation of services, providing its Customers with a comprehensive package of mobile communication services (voice, data and image).

It is these new services, together with the progressive migration of fixed network traffic to mobile networks, which will allow continued growth of the mobile market at a time when penetration of users is reaching its maximum level.

Aiming at the sustained development of the mobile market, it is also important to guarantee the existence of a sane competition and to avoid all situations of dominant position abuse. Competitive interconnection conditions, availability of rights of way, the opening of dominant networks to other operators in suitable conditions and the prevention of eventual crossed subsidisation situations are necessary factors for the positive market evolution.

Vodafone Telecel is committed to consolidating and reinforcing its market position, therefore continuing to be a growth company, and in confirming itself as Portugal's best company – the company that provides the greatest satisfaction to its Customers, Shareholders and Employees, contributing at the same time towards the development of our society.

António Carrapatoso


I'm melted.

I. Main Events


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01 | 2001 at a Glance

APRIL 2001

Vodafone Telecel commercially launches the GPRS technology (General Packet Radio Service).

YORN launches YORN Sound System – a mobile mega disco that provided entertainment to 10 university cities over two months.

MAY 2001

Vodafone Telecel launches, exclusively in Portugal, the HSCSD technology (High Speed Circuit Switched Data).

JUNE 2001

Vodafone Telecel becomes the first operator in Portugal to offer an SMS Chat service.

Vodafone Telecel launches SMS Games, the first service of its kind in Portugal.

The Netc portal and the children's site Casquides, both run by TelecelOnline, win awards for 'best ISP' and best Web Design 2001, respectively.

JULY 2001

Vodafone Telecel launches Data VPN, an integrated Voice and Data solution that enables companies to connect several different work sites through a Data and Voice Virtual Private Network (VPN).

AUGUST 2001

Vodafone Telecel launches the Smart Traveller (12 7 24) service specially geared towards tourists visiting Portugal, available for all Customers on national territory 365 days a year.

Vodafone Telecel launches Goals Live service, enabling Customers to follow the games of the Premier League and National football teams via text messages.

SEPTEMBER 2001

Vodafone Telecel is the first operator in Portugal to introduce voice recognition in accessing the Voice Mail system.


YORN
SOUND
SYSTEM
HIGH SPEED HSCSD
HIGH SPEED HSCSD
JOGOS SMS
CASQUIDES
Estou a controlar.

OCTOBER 2001

Vodafone Telecel concludes the transition to the Vodafone brand three months ahead of schedule, thanks to a complex and successful process of migration to the new brand name.

Vodafone Telecel starts the Vodafone brand launching campaign in Portugal, under the phrase 'How are you?'

NOVEMBER 2001

Vodafone Telecel completes the sale of 80% of the TelecelOnline company to the Vizzavi Europe Group.

Vodafone Telecel launches the roaming service for Customers of pre-paid services in Spain based on the intelligent platform (IN).

DECEMBER 2001

Vodafone Telecel successfully carries out initial tests of its Multimedia Messaging Service (MMS), an integrated text, audio, image and video service.

Vodafone Telecel is the first operator in Portugal to provide roaming GPRS services.

JANUARY 2002

Vodafone Telecel supports the Internet access at the Fr. António Vieira Youth Centre in Dili, the capital of East Timor.

YORN announces the opening of Vyrus – YORN Shopping Attack, a megastore that provides services in telecommunications, fashion, music, radio studio, bar, multimedia, among others.

FEBRUARY 2002

The Vodafone Group signs a sponsorship deal with Scuderia Ferrari for the 2002 Formula 1 season and the two following seasons.

Vodafone Telecel launches the Music Box service that enables its Customers to send musical messages.

MARCH 2002

Vodafone Telecel launches an exclusive service that enables its Customers to download ringing tones, logos and postcards of the film The Lord of the Rings and also ringing tones and logos from MTV to their mobile phones.

The Vodafone Telecel Quality Management System, encompassing its whole organisation, is certified by APCER, in accordance with the reference standard NP EN ISO 9001:2000.

Vodafone Telecel launches the 1514 – Beaches Information Service available via SMS.

Vodafone Telecel has roaming agreements with 228 telecommunications operators in 109 countries from the five continents.


Vizzavi
passa palavra
Sony E
vod
VYRUS
YORN
SHOPPING
CONCEPT
vodafone
in love.
República Dominicana
Alberta
British Columbia
Ontário
Quebec
Bermudas
Disponível em cerca de 35 estados dos EUA
Arábia Saudita
Jordânia
Israel
Emir. Árabes Unidos
Tajiquistão
Tanzânia
Ilhas Maldivas
Ilhas Seychelles
Ilhas Maurícias
Ilhas Reunião
Botswana
Zimbabwe
Moçambique
Ilha Formosa
Filipinas
Brunei

02 | Cellular Market Growth

The value of service revenues for the Portuguese mobile communications market rose to approximately EUR 2.7 billion during the period from January to December 2001, registering an increase of around 30% comparing to the figure achieved in the previous year. It is estimated that the weight of the cellular communications services market segment accounted for about half of the value of the Portuguese Telecommunications services market in 2001.

Portugal again made its mark in the global market of mobile communications, registering, in Europe, one of the highest proportions of GDP generated by cellular service revenues (estimated at 2.3%). Furthermore, it achieved a penetration rate of mobile services, in terms of registered customers in relation to the total population, of 86% in December 2001, which is higher than the EU average (76%). It should be noted that the penetration rate of mobile telephones in Portugal, on 31 December 2001, was higher than most European countries, which becomes even more significant taking into account the fact that the Portuguese GDP per capita is around 75% of the European average, adjusted by the purchasing power parity.

The strong increase in the number of cellular Customers was, as in the previous year, the main reason behind the growth in the value of the Portuguese cellular market. From January to December 2001, approximately 1.9 million new cellular Customers were added, making a total of 8.6 million Customers at the end of the year. It is estimated however, that about 10% of the total number of registered Customers are Customers of inactive services.

The main source of growth in the number of Customers in the mobile communications market was, once again, the mass consumer market segment. The low tariffs, appealing prices of mobile telephones and the fierce competition that characterises the market, attracted more than 1.5 million new Customers to this segment.

03 | Vodafone Telecel Growth

Similarly to previous years, 2001 was a year of strong growth for **Vodafone Telecel** in its various areas of activity. This was borne out in the consolidation of its cellular business activity and in the development of its complementary areas. **Vodafone Telecel** maintained its 17% market share of Portugal's telecommunications market's total revenues, solidifying its position as the second national telecommunications operator after the incumbent operator, despite of its focus on mobile communications.

In 2001, **Vodafone Telecel** increased its Customer base by 14.5%, having on 31 March 2002, a total of 2,838,015 registered Customers in its cellular service, resulting from 359,215 added Customers over the twelve previous months. On the same date, about 90% of the total Customer base was active (Customers who generated a chargeable event in the previous three months). Pre-paid products accounted for the vast majority of the gross activations in the year. On 31 March 2002, the pre-paid service Customers represented approximately 74% of the Customer base registered in **Vodafone Telecel**'s cellular service. At the end of 2001, **Vodafone Telecel** maintained its leading position in the post-paid and corporate segments.

Vodafone Telecel generated total operating revenues and total service revenues of EUR 1,025.2 billion and EUR 956.7 million respectively in 2001, which represents a growth of 14.0% and 16.6% in relation to the previous year. The operating cash flow (EBITDA) generated by the Company during the year rose to EUR 286.1 million, which was 13.3% up on the preceding year.

The average monthly revenue per registered Customer (ARPU), in **Vodafone Telecel**'s cellular business, was 29.37 euros in 2001, which was 7.1% lower than in 2000. The ARPU per active cellular Customer was 32.25 euros in the financial year ended 31 March 2002. The drop in ARPU is explained to a large extent by changes in the users' usage profile (higher proportion of calls made within the network, which have a lower charge) optimisation of the tariff plans enabling them to lower their monthly spending, besides of some tariff reductions.

As a result of efforts made by the Company to stimulate its cellular service usage, traffic on the network increased significantly over the year 2001. The cellular voice billed minutes reached a total of 4,435 billion, a 28.6% increase compared to the previous year. In 2001, the average monthly use of each cellular Customer registered in **Vodafone Telecel** was 139 voice cellular minutes, which is 3.0% higher than the year before.

One of the bedrocks behind the success achieved by **Vodafone Telecel**, which has been essential to ensure its sustained growth, has been its highly qualified and motivated human resources. At the end of March 2002, the number of **Vodafone Telecel** Employees totalled 1,833, 143 more than the previous year. This increase took place mainly in the areas of Customer care and information systems, arising from the need to respond to the Customer base growth and an increased effort regarding its loyalty and the expansion and modernisation of the Company.

Vodafone Telecel continued to invest heavily in its cellular network over the year, strengthening its coverage and capacity and introducing new technology aimed at maintaining the excellent service standards provided to its Customers. In the twelve months ending in March 2002, the Company invested EUR 205.4 million in fixed assets, approximately 25% of which was applied in the development of its UMTS network and nearly 2% in its complementary business areas.

At the end of March 2002, **Vodafone Telecel** had around 128,000 Customers registered in its indirect fixed access service, of which about 80% were business Customers, the market segment in which the Company concentrates its commercial activity in the fixed area. Furthermore, through its direct fixed access service, **Vodafone Telecel** provides a wide offer of telecommunications services in the areas of Lisbon and Oporto to a base of approximately 100 corporate Customers. These activities complement the Company's core business, aimed at reinforcing **Vodafone Telecel**'s competitive position in the cellular market.

04 | Vodafone Telecel Profitability

In 2001, **Vodafone Telecel** registered pre-tax profits of EUR 166.1 million and net income of EUR 104.8 million, which represents an increase of 27.7% and 30.8%, respectively in relation to the previous year. Approximately EUR 19 million of this net profit came from the sale of 80% of the Internet company TelecelOnline to Vizzavi Europe Group – a joint venture in which the Vodafone Group and Vivendi Universal have equal holdings. Even so, **Vodafone Telecel**'s net profits were negatively influenced both by the value of amortisation, which rose 15.7% mainly due to the strong increase of the accumulated capital expenditure, and by the inclusion of provisions that, given that they were not accepted for tax purposes, caused the effective tax rate to be higher than the nominal tax rate (36.9% and 35.2%, respectively).

The operational cash flow (EBITDA) generated by **Vodafone Telecel** in 2001 was EUR 286.1 million, an increase of 13.3% compared to the previous year's figure.

The EBITDA margin with regard to service revenues accounted for 29.9% in the year, a drop of 0.9 percentage points compared to the margin obtained the year before. This is explained, not only because of tariff adjustments carried out during the course of the year and Customers' pricing plans' optimisation, that led to a reduction of the average revenue per minute, but also by the increase in maintenance costs related to the cellular network's coverage and capacity improvement, the efforts made regarding Customer loyalty and retention and the alteration of interconnection tariffs with the fixed and mobile network operators.

The portfolio of services provided by **Vodafone Telecel** also includes the complementary offer of fixed services, which contributes towards the maintenance of its market leadership in the business segments of the cellular market. During 2001 these business areas had a positive impact of between 1.5% and 2% on both the EBITDA and the revenues of the Company.

05 | Regulatory Framework

During the period from 1 April 2001 to 31 March 2002 the following noteworthy events took place:

I LEGISLATION

The Government decided, through Decree no. 667-A/2001, of 2 July to make changes to radio-electricity fees. These alterations aim to gradually achieve a more appropriate balance between the fees that are levied on the licence holders and the benefit that the holders gain from the licence.

The Law no. 95/2001 of 20 August altered the rule, until then applied, regarding access to audio-text services, which through this alteration now anticipates default barring.

On 7 December, through Decree-Law no. 309/2001, the new statutes were established for the ICP (Instituto das Comunicações de Portugal) which was renamed Anacom – Autoridade Nacional de Comunicações, with reinforced powers and authority procedures.

I INTERCONNECTION

Anacom's Management Board established, on 30 July 2001, through sub-paragraph c) of no. 1 of article 16 of Decree-Law no. 415/98, that mobile operators should conclude negotiations regarding interconnection agreements to be established with the relevant bodies within 30 days. A full copy of the agreements already agreed, and not yet disclosed to Anacom, and/or of the agreements that will be established, should be submitted to this regulator Body within 10 days after the respective celebration.

Anacom also recommended, through the resolution taken on 3 August 2001, that the prices resulting from negotiations should have a more balanced structure, namely concerning intra-network and inter-network traffic, in order to defend consumer interests and promote conditions that encouraged fair competition between fixed and mobile networks.

On 24 January 2002, Anacom established that the maximum average prices per minute for calls terminating on a mobile network originating from fixed terminals, per minute, for a call lasting 100 seconds, charged per second from the first minute, will undergo gradual reductions during 2002. Following this, Anacom determined that, from 31 March 2002, the prices to be charged would be 0.2170 euros, so as to reach the value of 0.1870 euros on 31 December.

In addition, from the date mentioned above - 31 March 2002 -, the maximum termination prices of international calls on the mobile network will be 0.1870 euros per minute, charged per second from the first second, and the maximum origination of mobile network calls will be 0.1870 euros per minute, charged per second from the first second.

It is further pointed out that despite the fact that Anacom considers that there is no technical justification for different prices to be charged in traffic terminating in mobile networks (fixed-mobile or mobile-mobile), it accepts, in the short term and in the restricted framework of this price adjustment process, that another solution may be analysed if negotiated by the operators and provided that it fits into the limits established in this resolution.

In this context, Vodafone Telecel and Optimus agreed an interconnection price in the mobile network for calls originated in mobile handsets, with effect in 2002, compatible with Anacom's deliberations.

Despite of Anacom having, also, determined the closing of the negotiations of the interconnection agreements, for 2002, between mobile operators within 20 days, Vodafone Telecel has not reached yet an agreement with TMN, having this way asked for Anacom's intervention in order to establish the figure for the mobile-mobile termination in that network.

Additionally it was decided that PT, in fulfilment of no. 4 of article 34 of Decree-Law no. 474/99, must comply with the guidelines of costs orientation. It was also recommended that the other fixed telephone service providers must reflect the interconnection price reductions in the price charged to the end user.

Anacom approved, through its resolution instituted on 7 February 2002, a decision regarding the evolution of the Interconnection Reference Proposal (IRP) for 2002, to be published by PT, as the entity with significant market power in the relevant markets. As such, PT was asked to present a forecast evolution of the IRP within 10 days, encompassing, namely, a reduction in interconnection prices, taking into account the expected evolution of costs, based, among other considerations, on efficiency criteria. Mention should be made to the fact that, at the date of this report, this evolution had not been yet presented by PT.

I UNIVERSAL MOBILE TELECOMMUNICATIONS SYSTEM (UMTS)

Anacom considered that there were duly justified reasons of major force that prevented the start-up of the UMTS activity on 1 January 2002. These reasons include the fact that the necessary mobile phones were not yet available on the market and the network infrastructure was not yet in place. Therefore, through a resolution taken on 22 October, Anacom decided to propose the delay of the start-up in functioning of UMTS until 31 December 2002.

Through the Council of Ministers resolution no. 3/2001, a UMTS Working Group was set up aimed at ensuring the connection between the four operators of third generation mobile services, the Inter-ministerial Commission for the Information Society and Anacom. The creation of this Working Group has the goal of accompanying and ensuring compliance with the obligations taken on by the operators with regard to the development and promotion of the Information Society.

I MOBILE VIRTUAL OPERATOR

Anacom submitted a document to its Consultation Council containing the analysis of the concept and conditions needed for the exercising of the Mobile Virtual Operator activity.

However, at the time of writing this document had not yet been formally submitted to mobile operators as a survey to obtain their respective comments.

I PORTABILITY

Through the resolution taken on 28 June 2001 approval was granted to the operator portability specification. This resolution fixed the terms and conditions that the service providers with portability obligations must comply with in offering this function.

Through resolution taken on 21 December 2001, Anacom decided that the providers with portability obligations should carry out a marketing campaign over two months to inform callers of the prices in force when they make a call to a transferred number. At the end of the two-month period corresponding to the first operability phase of this system, the operators and providers were obliged to provide information to its customers through the customer care service.

I SIGNIFICANT MARKET POWER (SMP)

In May 2001, and as requested by Anacom, **Vodafone Telecel** submitted all the relevant information about the services that provides, namely in what concerns the mobile service, in order for the mentioned Body to determine which are the entities with SMP in the several existing markets.

Vodafone Telecel continues to await assessment, by Anacom, of the entities with SMP in the national interconnection market.

Anacom decided through its resolution taken on 7 February 2002 to declare PT as the operator with SMP in the leased lines market.

I EXPOSURE TO ELECTROMAGNETIC RADIATION

Through a resolution taken on 6 April 2001, Anacom decided to adopt the reference values fixed in the Council Recommendation 1999/519/CE of 12 July 1999, which will be applicable as a technical parameter to all radio communication stations to be installed under the aegis of a network or station licence.

It is pointed out that the UMTS licences attributed already encompass the obligation of the respective operators to guarantee that the stations making up their network observe the limits of this Recommendation or others that result from approved norms or legislation.

Through a joint edict issued by the Ministries of Health, Social facilities, Economy and Science and Technology on 7 January 2002, an Inter-ministerial Working Group was created, charged with analysing Council Recommendation no. 1999/519/CE of 12 July 1999. The purposes of the Group are to propose a framework of basic restrictions and suitable reference levels, based on studies, norms and international practice concerning this matter, and to draw up proposals for concrete action, namely through preventive measures to be applied in the installation of radio communication stations/antennas.

I LEASED LINES

Anacom, through the resolution taken on 29 November 2001, requested PT to reformulate its offer of leased lines. The new project offering leased lines should adhere to the principles of transparency, non-discrimination and orientation to costs. Anacom revealed in particular that PT must simplify and review the discount system in force and go ahead with significant reductions in prices, especially with regard to national digital circuits of capacity greater than or equal to 2 Mbps and circuits with capacity of between 64 Kbps and 2 Mbps.

Anacom also fixed new levels for service quality indicators relative to the years 2002 and 2003, which include, among others, the average time of installation of a new circuit and the average breakdown repair time.

06 | Selected Financial and Operating Data

Units: EUR million	2001 (Apr01-Mar02)	**2000 (Apr00–Mar01)	1999 (Jan99–Mar00)	1999 (Jan–Dec)	1998 (Jan–Dec)	1997 (Jan–Dec)	1996 (Jan–Dec)	1995 (Jan–Dec)	1994 (Jan–Dec)	1993 (Jan–Dec)
OPERATING REVENUES										
Service revenues	**956.7**	820.5	780.6	612.2	540.5	392.9	262.4	142.7	68.8	25.9
Equipment and accessories revenues	**68.5**	78.6	83.4	66.9	66.2	44.4	31.0	19.0	13.5	11.5
Total operating revenues	**1,025.2**	**899.1**	**864.0**	**679.1**	**606.7**	**437.3**	**293.4**	**161.6**	**82.8**	**37.4**
OPERATING EXPENSES										
Interconnection costs	**285.6**	220.8	141.8	111.2	88.3	66.1	58.5	38.4	24.4	12.0
Cost of equipment and accessories sold	**84.2**	123.6	152.3	130.4	132.1	91.3	40.0	20.5	13.5	10.5
Selling, general and administrative expenses	**287.4**	230.6	218.4	172.1	128.8	86.2	61.1	39.4	25.4	16.0
Wages and salaries	**63.3**	59.4	66.0	49.2	37.9	24.0	19.0	13.0	9.0	6.0
Depreciation and amortisation	**124.1**	107.3	106.2	83.2	62.6	44.8	31.1	20.9	14.0	8.5
Provisions	**18.6**	12.1	5.8	3.2	15.3	17.8	17.0	9.0	3.0	1.5
Total operating expenses	**863.2**	**753.8**	**690.5**	**549.3**	**465.0**	**330.2**	**226.7**	**141.7**	**88.8**	**54.9**
Operating income	**162.0**	145.3	173.5	129.8	141.7	107.1	66.7	20.0	(6.5)	(17.5)
Operating cash flow (EBITDA)	**286.1**	252.6	279.7	213.0	204.3	151.9	97.8	40.9	7.5	(9.0)
Operating cash flow (EBITDA) / adjusted service revenues *	**29.9%**	30.8%	37.6%	36.5%	39.8%	40.4%	39.3%	30.4%	11.9%	(36.9%)
Other income / (expense)	**4.1**	(15.2)	(12.2)	(6.7)	1.9	(3.0)	(8.8)	(8.0)	(8.0)	(7.0)
Income before tax	**166.1**	130.1	161.3	123.1	143.6	104.1	57.9	12.0	(14.0)	(24.9)
Income tax provision	**61.3**	50.0	60.2	45.8	47.0	37.8	21.5	0.0	0.0	0.0
Net Income	**104.8**	**80.1**	**101.1**	**77.3**	**96.6**	**66.3**	**38.4**	**12.0**	**(14.0)**	**(24.9)**

* Revenues from telecommunications services less the incoming traffic interconnection costs.
** The year 2000 includes full consolidation of TelecelOnline.

	2001 (Apr01-Mar02)	**2000 (Apr00–Mar01)	1999 (Jan99–Mar00)	1999 (Jan–Dec)	1998 (Jan–Dec)	1997 (Jan–Dec)	1996 (Jan–Dec)	1995 (Jan–Dec)	1994 (Jan–Dec)	1993 (Jan–Dec)
Registered Cellular Customers at the end of the period	**2,838,015**	2,478,800	1,794,927	1,739,647	1,370,566	745,252	331,388	177,360	88,568	39,235
New cellular Customers added during the period	**359,215**	683,873	424,361	369,081	625,314	413,864	154,028	88,792	49,333	31,469
Indirect Fixed Access registered Customers at the end of the period	**128,000**	*89,000*	*43,000*							
Annual capital expenditure (EUR million)	**205.4**	321.6***	232.6	175.0	138.1	99.1	76.6	58.9	44.4	32.5
Accumulated capital expenditure (EUR million)	**1,272.7**	1,067.3***	745.7	688.1	513.1	375.0	275.9	199.3	140.4	96.0
Average monthly revenue per cellular registered Customer (EUR)	**29.37**	31.63	32.84	32.78	42.57	60.82	85.96	89.46	89.93	92.33

**** Includes 100 million euros of the UMTS license up-front fee.*

The years from 1993 to 1998 refer to the period from 1 January to 31 December; the year 1999 refers to the 15 month period between 1 January 1999 and 31 March 2000; the years 2000 and 2001 refer to the period from 1 April to 31 March (see chapter II.11. Financial and Reporting Year).

vodafone

07 | Vodafone Telecel on the Stock Market

Vodafone Telecel's share capital is represented by 215 million shares, each with a nominal value of 0.50 euros, making a total of 107,500,000 euros. The Company's capital is divided into a 50.89% holding owned by the company Vodafone Europe B.V. with the remaining 49.11% free-floated on the Euronext Lisbon.

In the period from 1 April 2001 to 31 March 2002 the share price of Vodafone Telecel followed the downward direction of companies around the world in the Telecommunications sector, having devaluated around 26%.

The price of each Company share on 31 March 2002 was 8.58 euros, which translates into an appreciation of 116% since the initial public offer (on 9 December 1996), whilst the valuation of the PSI 30 index over the same period was 75%. The annualised rentability rate of Vodafone Telecel shares, since its stock market listing until 31 March 2002, was approximately 16%.

At the end of March 2002, Vodafone Telecel was the eighth largest Company in terms of stock market capitalisation (EUR 1,845 billion) listed on the Euronext Lisbon.

SHARE PRICE AND TRADED VOLUME OF **VODAFONE TELECEL** SHARES


Closing Price (EUR)
Volume
30
25
20
15
10
5
0
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
21-Feb-97
18-Jul-97
05-Dec-97
04-May-98
21-Sep-98
15-Feb-99
07-Jul-99
24-Nov-99
17-Apr-00
07-Sep-00
01-Feb-01
27-Jun-01
15-Nov-01
31-Mar-02
09-Dec-96
07-May-97
26-Sep-97
18-Feb-98
14-Jul-98
30-Nov-98
27-Apr-99
14-Sep-99
07-Feb-00
29-Jun-00
17-Nov-00
12-Apr-01
05-Sep-01
30-Jan-02

Sale of Telepri - Telecomunicações Privadas, SGPS shareholding corresponding to 10% of Vodafone Telecel's share capital | Traded Volume | Closing Price

APPRECIATION OF **VODAFONE TELECEL** SHARES AND THE PSI 30 INDEX


Appreciation
600%
500%
400%
300%
200%
100%
0%
09-Dec-96
09-Feb-97
09-Apr-97
09-Jun-97
09-Aug-97
09-Oct-97
09-Dec-97
09-Feb-98
09-Apr-98
09-Jun-98
09-Aug-98
09-Oct-98
09-Dec-98
09-Feb-99
09-Apr-99
09-Jun-99
09-Aug-99
09-Oct-99
09-Dec-99
09-Feb-00
09-Apr-00
09-Jun-00
09-Aug-00
09-Oct-00
09-Dec-00
09-Feb-01
09-Apr-01
09-Jun-01
09-Aug-01
09-Oct-01
09-Dec-01
09-Feb-02
31-Mar-02
Vodafone Telecel
PSI 30 Index

	IPO 9-Dec-96	31-Dec-97	31-Dec-98	31-Dec-99	31-Mar-00	31-Mar-01	31-Mar-02	%Δ from IPO	%Δ 1997 (Jan-Dec)	%Δ 1998 (Jan-Dec)	%Δ1999 (Jan-Dec)	%Δ 2000 (Jan-Mar)	%Δ 2000 (Apr00-Mar01)	%Δ 2001 (Apr01-Mar02)
Vodafone Telecel share price (EUR)	3.97	9.78	17.41	17.31	20.40	11.55	8.58	116%	98%	78%	-1%	18%	- 43%	-26%
Market Capitalisation (EUR million)	854	2,103	3,743	3,722	4,386	2,483	1,845							
PSI 30 Index	2,106	3,781	4,795	5,282	5,815	4,446	3,694	75%	75%	27%	10%	10%	- 24%	-17%

• Share prices following the 10 to 1 stock split of shares carried out by **Vodafone Telecel** on 19 November 1999.

08 | Corporate Bodies

During the 2001 fiscal year, Vodafone Telecel's corporate bodies were constituted as follows:

GENERAL COUNCIL
José Miguel Alarcão Júdice (Chairman)
Emanuele Tournon
Hans Anthony Kuropatwa
Ignatio Mas Ribo
Isabel Maria de Lucena Vasconcelos Cruz de Almeida Mota
Pietro Guindani
Vittorio Colao

GENERAL ASSEMBLY
Carlos Manuel Chorão Tavares Aguiar
(Chairman of the General Assembly Board)
Cristina Maria Arroja Minoya Perez do Amaral Frazão (Secretary of the General Assembly Board)
Susana Paula Almeida Guerra Mendes Cardoso de Almeida
(Secretary of the General Assembly Board)

CHARTERED ACCOUNTANT
Sociedade Ledo, Morgado e Associados – Sociedade de Revisores Oficiais de Contas (SROC), represented by Manuel Maria de Paula Reis Boto

MANAGEMENT BOARD
António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
Paul Michael Roberti
Paulo Jorge Gonçalves Pereira Rodrigues da Silva



Vodafone Telecel | Report and Accounts 2001 | 01 APRIL 2001 · 31 MARCH 2002

II. Management Discussion and Analysis





How are you?

vodafone™

01 | Company Strategy

Vodafone Telecel is a telecommunications operator dedicated to meeting the communication needs of its Customers. Its goal is to create service offers that are recognised for their extremely high quality and value. The Company defines its position as a telecommunications and information operator, with its core business based on mobile communications and a commitment to data communication mobile services offer. **Vodafone Telecel** also provides complementary fixed services to maintain its market leadership in the business segment of the cellular market and takes part in information and network technology projects that are geared towards an increase in communication revenues and *significant reductions in costs.*

Vodafone Telecel's strategy is founded on providing an extremely competitive offer in all aspects of its activity, in order to capture and maintain the most valuable Customers of each market segment. With a core business on mobile telecommunications, the Company's vision is to be an efficient and professional management reference, providing a top-quality public service. **Vodafone Telecel** is among the largest, most profitable and prestigious Portuguese companies. It is recognised for its Customer orientation, its innovation, its professionalism and the ethics with which it operates in the market.

Vodafone Telecel maintains its leading edge through: a broad, high-quality cellular communications network; a Customer Care Service of excellence; continued leadership and innovation in Marketing; a diverse and competitive offer of useful and innovative services; constant development and permanent adaptation to a market containing multiple professional and dynamic distribution channels.

In 2001 the Company completed a successful migration process to the **Vodafone** brand. It was the first operator of the Group to meet all the necessary conditions to go ahead with this definitive change that reflects its connection to the world's largest mobile community. The changeover to the **Vodafone** brand is another step in the process working towards the construction of the largest and best global mobile telecommunications brand and one of the ten most recognised brands in the world. This paves the way for a future of convergence and service advantages at a global scale.

In 2001 **Vodafone Telecel** continued to strengthen its internal assets and skills that ensure that it is prepared to fully take advantage of the future opportunities afforded by the Portuguese Telecommunications market, enhanced by the development of new mobile data cellular services associated with GPRS and UMTS mobile telephony technology.

Vodafone Telecel therefore remains well positioned to achieve its main aims: the personal and professional fulfilment of its Employees and the satisfaction of its Shareholders, maximising the Company's value through the provision of a service of outstanding quality to the Customer.

02 | The Cellular Telecommunications Market in Europe

The mobile telecommunications market in Europe kept up its high rate of growth in 2001. It is estimated that, on 31 December 2001, the number of European users of mobile telephony services reached 292 million as a result of the further 48 million cellular Customers attracted since the start of the year.

In accordance with estimates from market analysts, the average penetration rate of mobile services in Europe, at the end of December 2001, reached 76%, meaning that it has distanced itself even further from the fixed telephone penetration rate, which was around 60% on the same date. This growth represented a rise of 13 percentage points in relation to the figure registered at the end of December 2000. Italy, Portugal and Ireland recorded the highest penetration rates of cellular telephony in Europe, with 88%, 86% and 84%, respectively. It is pointed out, however, that these penetration rates are inflated by the number of inactive Customers in the market, estimated at approximately 10% on average in Europe.

Pre-paid service products continued to be the driving force pushing the European cellular market forward, accounting for around 68% of new Customers in 2001. It is estimated that the proportion of Customers of pre-paid services in Europe, on 31 December 2001, had reached 63%, which is about 2 percentage points up on the figure registered at the end of December 2000. Italy and Portugal continue to present the highest weight of pre-paid cellular Customers in Europe registering a figure of around 80%.

In 2001 the Portuguese cellular market continued to stand out in Europe, achieving high levels of development and a mobile phone penetration rate above the European average. Also worthy of note is the weight of cellular service revenue in the GDP, estimated to have reached 2.3% in 2001, compared to an average value in Europe of 1.4%, showing that Portugal is one of the countries with the most developed mobile telephony service among its European partners.

MOBILE PHONE PENETRATION RATES IN EUROPEAN COUNTRIES - 31/12/2001


100%
80%
60%
40%
20%
0%
88%
86%
84%
83%
80%
80%
79%
77%
77%
76%
75%
75%
73%
73%
69%
63%
Italy
Portugal
Ireland
Austria
Finland
Sweden
United Kingdom
Norway
Holland
Spain
Greece
Belgium
Switzerland
Denmark
Germany
France
Penetration Rate
European Average

Source: Estimate of market analysts

03 | The Cellular Telecommunications Market in Portugal

In December 2001 the mobile service penetration rate in Portugal reached 86.1% in terms of registered Customers, which represents an increase of 19.4 percentage points compared to the previous year. This figure is already more than twice the penetration rate for fixed telephone service which, in accordance with Anacom, registered 42.6% on the same date.

In terms of active cellular Customers, it is estimated that the penetration rate of mobile services in Portugal was situated at around 77% at the end of December 2001. The number of inactive Customers on the market is essentially owing to the fact that the same user can be temporarily registered on more than one mobile operator's network, although, in fact, he/she is using the service of only one of these operators. This situation arises chiefly because of the overall success in the market of pre-paid products that do not require recharges.

NUMBER OF MOBILE TELEPHONE CUSTOMERS IN PORTUGAL


No. of registered Customers (million)
Penetration Rate
9
6
3
0
90%
60%
30%
0%
31/12/93
31/12/94
31/12/95
31/12/96
31/12/97
31/12/98
31/03/00
31/03/01
31/03/02
Number of Cellular Customers
Penetration Rate

Source: Estimate of market analysts

The mass consumer market segment, like in previous years, was the main reason behind the continued growth in the Portuguese mobile phone market. In 2001, pre-paid services made the largest contribution towards the increase in the number of cellular Customers over the period, accounting for most of the new activations of the service. This in spite of the fact that, on 31 December 2001, 79.4% of the registered cellular Customers were Customers of pre-paid cellular services, representing a reduction of 1.2 percentage points compared to the 80.6% on 31 December 2000.

In terms of traffic volume, in accordance with data published by Anacom, the total number of outbound minutes of the mobile service during the year 2001 rose to over 8.6 billion, which corresponds to a 40% increase on the previous year. Outbound traffic is understood to mean traffic originating from each one of the mobile operators destined to its network, other national mobile networks, national fixed networks and international networks.

As for inbound traffic, the number of minutes during 2001 totalled 2.2 billion, which is an increase in traffic compared to last year of around 16%. Inbound traffic includes all traffic destined to the networks of each national mobile operator originating on fixed national networks, other mobile networks with direct interconnection and/or on transit and international networks.

Summing the outbound and inbound traffic gives a total during the year 2001 of approximately 5.7 billion outbound calls and 1.3 billion inbound calls. The average duration of each call originating from the three mobile operators was 91 seconds.

During 2001 the Portuguese mobile market remained highly competitive, as reflected by five aspects: (i) tariff reductions, stimulating the optimisation of tariff plans management by Customers; (ii) strong innovation and launching of new products and services; (iii) high number of promotional campaigns for products and mobile handsets; (iv) strong handset subsidisation, especially in the corporate segment and in the residential segment with contract; (v) high investment in the cellular networks' coverage and capacity.

04 | Vodafone Telecel Customers and the Service Offered

I VODAFONE TELECEL CELLULAR SERVICES

I MAIN INDICATORS

On 31 March 2002 Vodafone Telecel had 2,838,015 registered cellular Customers, as a consequence of attracting 359,215 new Customers since 1 April 2001, translating into a 14.5% increase in its Customer base. Approximately 90% of all registered Customers were active, i.e. Customers who generated a chargeable event in the three months up to the end of this date.

NUMBER OF CELLULAR CUSTOMERS AND NET ADDITIONS


No. of registered customers
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
Total Cellular registered Customers
Net Cellular Additions

Source: Company Reports | The years presented refer to the financial years outlined in chapter II.11. Financial and Reporting Year

Pre-paid cellular products, especially geared towards the mass consumer segments and characterised by the absence of a monthly subscription fee as well as the pre-payment of the service, continue to represent the vast majority of gross activations in 2001. On 31 March 2002, the Customers of these services represented approximately 74% of Vodafone Telecel's registered cellular service Customer base, a decrease in relation to the 75% registered at the end of March 2001.

It should be noted that the Company maintained its leadership in the Portuguese mobile telecommunications market with regard to the number of post-paid Customers on its registered cellular Customer base and also in what concerns to the number of Customers and services in the business segment.

MONTHLY AVERAGE REVENUE PER CELLULAR REGISTERED CUSTOMER (ARPU)


ARPU
Euros
95
80
65
50
35
20
5
-10
92.33
89.93
89.46
85.96
60.82
42.57
32.84
31.63
29.37
1993
1994
1995
1996
1997
1998
1999
2000
2001

Source: Company Reports | The years presented refer to the financial years outlined in chapter II.11. Financial and Reporting Year

ARPU = (total cellular services revenue) / (average number of cellular Customers registered in the year / number of months in the year)

In 2001, **Vodafone Telecel** registered average monthly revenue per registered Customer (ARPU) of its cellular business of EUR 29.37, which is 7.1% down on the previous year's figure. The ARPU per active cellular Customer was EUR 32.25 in the year ending 31 March 2002.

Eliminating the effects arising from the shift in the fixed to mobile traffic ownership from October 2000 as the Company started to account for fixed inbound revenues net of inbound interconnect costs, and, on the other hand, the upward adjustment on the interconnection rate with mobile operators, the reduction on the 2001 ARPU would have been 9.5% in relation to the previous year. This decrease mainly arises from alterations in the traffic profile, due to a higher percentage of calls originating and terminating on the **Vodafone Telecel** network, which have a lower price, from Customers' optimisation of the tariff plans and also from some tariff reductions.

It is pointed out that in 2001, ARPU per **Vodafone Telecel** registered cellular Customer remained above average for the Portuguese cellular market. It is also noted that this indicator has been showing a trend towards stabilisation.

As a result of the Company's efforts to encourage the use of the cellular service, 2001 witnessed a considerable rise in traffic on the **Vodafone Telecel** network. The cellular voice billed minutes totalled 4,435 billion, an increase of 28.6% compared to the previous year. **Vodafone Telecel** was the only Portuguese cellular operator to register, in 2001, an increase in the use of the mobile phone in terms of monthly average of cellular voice billed minutes per registered cellular Customer, rising to 139 minutes, which is 3.0% up on the previous year's figure.

MONTHLY AVERAGE OF CELLULAR VOICE BILLED MINUTES PER REGISTERED CELLULAR CUSTOMER


Minutes
170
160
150
140
130
120
160
142
140
135
139
1997
1998
1999
2000
2001

Source: Company Reports | The years presented refer to the financial years outlined in chapter II.11. Financial and Reporting Year

At the end of March 2002 approximately 40% of all Vodafone Telecel registered cellular Customers regularly used the Company's SMS (Short Message Service). On average, these Customers generated 66 text messages per month during 2001, i.e. an increase of 22.2% in relation to the number of messages generated the previous year. Revenue from mobile data, which encompasses SMS, mobile access to the Internet, data and fax, rose to EUR 49.5 million in 2001, which was 52.4% up on the figure for the previous year.

	2001	2000***
Monthly Number of SMS per Registered Cellular Customer	26	21
Monthly Number of SMS per Regular Cellular User*	66	54
Mobile Data Revenues** as percentage of Cellular Service Revenues	5.3%	4.0%

* Customers who sent at least one SMS in the previous month;
** Includes SMS, mobile access to the Internet, data and fax;
*** Use of the service across the networks of the three Portuguese cellular operators was made available in February 2000.

During 2001, Vodafone Telecel, as a result of its focus on optimising its cost structure, managed to reduce its average cash cost per registered cellular Customer (CCPU), which was 20.55 euros. This is 2.5% down on the 21.07 euros registered in the previous year.


MONTHLY CASH COST PER REGISTERED CELLULAR CUSTOMER (CCPU)
CCPU
Euros
55
44
33
22
11
0
53.91
37.32
26.48
21.10
21.07
20.55
1996
1997
1998
1999
2000
2001

Source: Company Reports | The years presented refer to the financial years outlined in chapter II.11. Financial and Reporting Year

CCPU = (total operating costs less depreciation & amortisation and equipment revenue) / (average number of cellular Customers during the year / number of months in the year)

Despite the extremely competitive environment of the Portuguese mobile telecommunications market, **Vodafone Telecel**, through its constant striving for Customer satisfaction, loyalty and usage increase, managed to keep the annual churn rate at 23.8%, which is approximately the same as in the previous year.

MAIN EVENTS

CELLULAR NETWORK

The year 2001 was a year of consolidation of the cellular network with a strong focus on its optimisation and reinforcement with regard to the number of base stations. This reinforcement allowed **Vodafone Telecel** not only to improve its quality of service but also to become the market leader in terms of many of the main quality indicators – as illustrated by the audits carried out by Anacom.

With respect to the data services, based on the SMS and GPRS platforms, **Vodafone Telecel** strengthened its processing capacity and improved the quality of its WAP service and Internet connections. **Vodafone Telecel**'s GPRS network was prepared to develop multimedia services, transmitted at high speed, thus preparing users for services based on UMTS.

New business models and applications led to investments in the network infrastructures with a view to creating ideal conditions to meet new challenges. As a result, **Vodafone Telecel** this year developed a new infrastructure with architecture based on an IP backbone with its own transmission able to integrate the various data, voice and image networks. This new network infrastructure enabled short-term standardisation and integration of all the network services, namely the voice mail, GPRS, WAP, Internet services and future third generation services. This ambitious plan was made possible thanks to the continued introduction of own transmission that enables flexibility in the network architecture and reduces **Vodafone Telecel**'s dependence on incumbent operators. This new infrastructure leads to lower costs in the operation of the **Vodafone Telecel** network, protecting the investment and making it more efficient and secure.

Vodafone Telecel began to work with UMTS technology in 2001, developing internal skills so as to prepare the launch of its third-generation network. The core of the network is being connected and tested with the base stations, creating solid guarantees of innovation and quality of the new UMTS service.

The drive by **Vodafone Telecel** to improve the profitability of its network is balanced by its willingness to integrate new network technologies, giving the Company a leading edge over its competitors.

CUSTOMER CARE SERVICE

In 2001 the Customer Care Service consolidated its service levels in terms of speed of access and quality as a result of internal productivity improvements and simplification of processes.

The Customer Care strategy during 2001 focused particularly on ease of access through the perfecting of the IVR (Interactive Voice Response) and the creation and launch of the Customer Area at the Internet site of Vodafone Telecel.

The year 2001 also saw the integration of the residential and corporate business units' call centres into the Customer Care Service. This enabled not only the Company itself but also its Customers to take advantage of synergies, both in terms of systems and processes.

The telemarketing and contact centre areas of Clube Viva strengthened the commercial component, which is essential for the success of the Customer Care Service in Vodafone Telecel's strategy concerning the management of Customer relations.

With regard to human resources, the continuous training policy and introduction of an incentive scheme led to a visible increase in productivity with a direct impact on service levels as perceived by Customers. This is borne out by the constant improvement of indicators in the weekly and monthly surveys of service quality.

In relation to technological evolution, new analysis tools were introduced, supported on NICE Systems' platforms which, through call recording and quality monitoring, enables the assessment of the whole customer attendance process, covering its human, procedural and application components.

In order to strengthen the Customer Care Service in the north of the Country, the installations in the Peninsula Building in Oporto were enlarged, reinforcing Customer Care and providing excellent working conditions for Employees of Vodafone Telecel and the company that provides outsourcing service in the contact centre.

COMMUNICATION

The year 2001 can be characterised as the year of migration to the Vodafone brand.

Before the definitive migration to the Vodafone brand, from January to September 2001, a dual brand was used, 'Telecel Vodafone'. The chief goal of this strategy was to increase awareness of the new brand among the Portuguese population. An effort was made to ensure the correct transfer of values through a process of image building and positioning of Vodafone, at the same time demonstrating its potential as a global brand.

The success of this process is shown by the fact that the definitive move to the Vodafone brand took place three months ahead of schedule, in October 2001. Market research carried out during the dual brand phase showed the strong recognition of the new brand as well as the correct perception by the Portuguese in relation to the advantages of the link between Telecel and Vodafone. In July 2001 awareness levels of the Vodafone brand in Portugal had reached 76%. This figure, which confirmed a conviction already held by the Company, associated to Customers' positive welcome to the Vodafone brand proven by studies carried out, granted the necessary confidence and security needed to go ahead with definitive migration.

On 4 October 2001, a pre-launch campaign began. The main aim of this campaign was to inform the public of the definitive transition to the Vodafone brand, with communication of the date on which this would occur: 22 October 2001. Over this period the huge task of implementing the new corporate identity was undertaken in all communication channels, internal and external, as well as the reformulation of image and identity at the points of sale spread around the country.

The corollary of this whole process of building and communicating a new brand occurred on 22 October 2001 with the start of a campaign launching the Vodafone brand in Portugal: 'How are you?'. This was the key phrase that presided over the whole campaign and which symbolised the essence of Vodafone's activity – to communicate – summed up in this simplest of phrases. This phrase translates the emotive side of the brand with its Customers such that, wherever they are, they are well.

It should also be pointed out that in May and June 2001, respectively, Vodafone Telecel launched advertising campaigns for their pre-paid products, Vitamina P and Vitamina R. Both campaigns transmit the concept valued by the market segment towards which they are geared. With regard to the Vitamina P, the segment aimed at is the frequent-use and long-duration users – "for those of you who can't stay away from their mobile". As for Vitamina R, it is directed at Customers who use their mobile telephone mainly in the evening and over the weekend.

In January 2002 an advertising campaign was carried out aimed at communicating and reorganising the whole business offer of Vodafone Telecel under the new name Vodafone Negócios (Vodafone Businesses). This reorganisation consisted principally of the changing of the name of a set of products and services geared towards professional users as well as better adaptation of the business image to the values and style of communication of the Vodafone brand.

With regard to YORN, an effort was made to consolidate the awareness of the brand among its target age group – people between 15 and 25 years – through a series of campaigns and events characterised by their original approach and the media used. The achievement of this aim was shown by levels of awareness of over 70% among the target group. Continuing its strategy of providing access to content and events of great interest for the target group, projects were devised in the areas of music (YORN Sound System), sport (YORN surf clinics) and fashion (sponsorship of Moda Lisboa – Lisbon's fashion show). Events were also held at schools in Lisbon and Oporto in the form of 'clinics' that provided teaching in skateboarding, BMX, hip-hop and radio, among others. The introduction of the single Vodafone brand in October 2001 led to an alteration in the reference to the parent Company, changing from Powered by Telecel to YORN Vodafone. In January 2002 YORN announced the launch of the space Vyrus - YORN Shopping Attack, which aims to be an innovation in commerce, lifestyle and entertainment.

I PRODUCTS AND SERVICES

Throughout 2001 there has been an increasing usage of Vodafone Telecel services, which shows that the current needs of our Customers are far greater than the core function of voice communication. The portfolio of services was widened and updated in order to be in line with the specifics of each market segment and the respective niche areas of interest.

From April 2001 Vodafone Telecel ensured almost complete coverage of Portugal's national territory for the transmission of data in GPRS mode (General Packet Radio Service). The GPRS technology, launched by Vodafone Telecel, in September 2000, is based on transmission of data through packets, in accordance with the IP communication protocols used in the Internet environment. The Customer can remain constantly on-line without having to maintain a telephone call, paying only for the information received and sent. For this reason, access via GPRS to services such as WAP (Wireless Application Protocol) – 'Wap On-line', the Internet via personal computer or via PDA (Personal Digital Assistant), as well as the sending and reception of e-mail becomes faster and more efficient.

In May 2001 Vodafone Telecel provided, exclusively in Portugal the HSCSD technology (High Speed Circuit Switched Data), which allows faster mobile access to the Internet and data applications, above all for business. This technology enables data throughput at a speed of 43.2 Kbps, almost 5 times faster than the current GSM technology. This mode of transmission, together with GPRS technology, grants Vodafone Telecel Customers a particularly strong position given that, depending on the specificity of the applications and services that are to be accessed, they can opt for the technology that most suits them in line with their needs at that moment.

Also in May, the Intelligent Network (IN) was expanded so as to allow a higher number of Customers and different products, such as charging on-line of written messages (SMS).

In June 2001 Vodafone Telecel was the first operator in Portugal to provide a Chat service through text messages. It is a service that aims to provide the Company's Customers with the opportunity to communicate with a group of friends or strangers using their mobile telephone. Through this service Vodafone Telecel Customers can take part in private or public Chat rooms by sending written messages to the number 1562, identifying the destination room at the start of the message. Once sent, the messages are immediately delivered to all participants registered in these rooms. To ensure confidentiality each Customer is identified by the other users of the service by a nickname and his/her number is never identified.

Also in June 2001 Vodafone Telecel launched for the first time in Portugal an entertainment service that enables Customers to take part in games by sending text messages. This entertainment service is available for all Customers, who can play by sending written messages to the number 1564, without having to purchase any specific equipment. In a first phase five games were launched: Génio, Speedy, Wordy, FightClub and Penalty-Kick, with the later additions of Dinamite and Gatuno. The service includes various games that range from general knowledge question and answer quizzes to games that test speed and agility. From July onwards the best weekly and monthly players were awarded prizes.

On 7 August Vodafone Telecel launched a new service in Portugal specially designed for the needs of national or foreign tourists called Smart Traveller – 12 7 24. The service is available for national Customers or Customers roaming in Portugal, 365 days a year. Customers can access the service through the Vodafone Telecel network by simply dialling 12 7 24 at any time of the day, wherever they are. They will be attended, in a personalised way, in Portuguese, English, French, Spanish or German, and can make bookings at restaurants, hotels, car hire companies or cinemas; make their flight check-in; discover tourism routes; obtain information about museums, concerts, theatre shows, among others. Furthermore information is provided about road conditions, routes and pharmacies.

In August 2001 Vodafone Telecel provided screen savers for the Nokia 3310 and 3330 handsets and new ringing tones for the Sagem phones as part of the ringing tones and images service. The screen savers are images for the mobile phone visor that appear when the equipment is in standby mode.

Also in August Vodafone Telecel launched the Live Goals Service that enables Customers to keep in touch with football matches involving the Portuguese First Division, Portuguese Cup, the national team, the Cândido de Oliveira Supercup and the European competitions through text messages. The Vizzavi portal provides the content of the Live Goals Service. The service is activated simply through sending a written message to the number 1566 with the name of the club or the National Team. From that moment onwards Customers are notified live through written messages whenever goals are scored in matches involving the chosen team.

In September 2001 Vodafone Telecel was the first operator in Portugal to introduce voice recognition in accessing the Voice Mail system. With the Voice-Activated Voice Mail Service, Vodafone Telecel's Customers can access their Voice Mailbox from any telephone and listen to and manage messages received using simple commands in Portuguese. This new function will increase mobility and freedom of movement in numerous situations, especially when driving or using a computer. In an initial phase this service was only available to Customers of post-paid services, and was provided to Customers of pre-paid services from November 2001.

Partnerships were also established with RTP, Media Capital and SIC for the development of services based on text messages, namely interactive services with television channels. Among those developed are services involving voting, games, ringing tones and images, contests, pastimes and interactive services with television programming. The most popular services proved to be Chat through RTP teletext, the Big Brother SMS from Media Capital and Masterplan SMS from SIC. It is pointed out that these partnerships were also established between RTP, Media Capital and SIC and the other Portuguese mobile operators. This meant that they were the first global services to be made available to all Portuguese cellular Customers.

On 22 October, as part of the change of brand, services were grouped into six thematic categories: entertainment services, data services, roaming services, informative services, message services and utility services. This reorganisation of the portfolio of services made it easier to market them and aided Customers in their searches.

Between October and December 2001, and as part of the sponsorship of the television programme Survivor, Vodafone Telecel launched an exclusive SMS Survivor service. Through this service, run on the Short Message Service (SMS) Vodafone Telecel Customers could subscribe for news updates and alerts about the show, receiving written messages with relevant information on the programme. Customers could also take part in an SMS quiz with questions about the programme, in which contestants could win a trip to Cuba. Customers could also take part in weekly bets about which competitor would be expelled from the 'Survivor island', with holidays to be won on a weekly basis.

In November 2001, Vodafone Telecel enabled its whole Customer base with pre-paid products the possibility of using pre-paid roaming in Spain as if they were in Portugal, being the cost of communications, carried out in that country, immediately updated in the available balance. Vodafone Telecel was the first operator in the world to offer roaming to pre-paid products in November 1997. Roaming in countries, other than Spain, is available for Customers of pre-paid services, through Total Roaming Service for Vitaminas (Vodafone Telecel's pre-paid products), being, in that case, the costs of calls deducted afterwards, via invoice.

In December 2001 Vodafone Telecel Customers could carry out their GPRS communications from abroad. In enabling roaming via GPRS with other Vodafone networks in seven European countries, Vodafone Telecel became part of a restricted group of operators able to offer this service to its Customers. Vodafone Telecel Customers can therefore access GPRS services abroad in the same way as if they were in Portugal.

In December 2001 Vodafone Telecel made a Gift Cheque and a Recharging Gift Voucher available. The Recharging Gift Voucher gave any Customer the opportunity to offer a family member or friend who was a Vodafone Telecel pre-paid service Customer a given sum in calls in the form of a recharge. The value of this recharge, as well as the written message text that comes with it on the date of delivery, are defined by the person giving the gift. The Gift Cheque can be exchanged by the receiving Customer for Vodafone Telecel products.

On 11 February 2002 Vodafone Telecel launched the first entertainment voice service: the Music Box Service. Through this service Customers can listen to and dedicate different songs to the people that mean most to them. The Music Box service provides several categories of music, namely Saint Valentine's Day, Top International, Top National, Soundtracks and Special Occasions. The Customer can also add a personal message and programme the date and time when the message is to be delivered. This service is available to all Vodafone Telecel Customers through the number 1564.

On 1 March 2002, as part of Vodafone's global sponsorship of the Ferrari Scuderia, Vodafone Telecel launched a series of SMS and WAP services directly linked to Formula 1 (F1) and Ferrari. As such, through both text messaging and WAP, Customers can take advantage of the F1 em Directo (Live F1) service, which enables the Customer to keep track of each F1 event, from the practice and timed laps to main events and classifications of each Grand Prix. To adhere to this service, Customers need only send a written message to the number 1555 or subscribe through **Vodafone Telecel**'s WAP Portal using the 'Vodafone Ferrari F1 em Directo' link.

As well as this service **Vodafone Telecel** launched a Logo and Image service, through text messaging, allowing its Customers to personalise their mobile phones with logos or postcards alluding to Formula 1 and to play the Grand Prix game that tests their knowledge about Grand Prix, F1 drivers and constructors with enticing Ferrari merchandising on offer as prizes.

Also on 1 March **Vodafone Telecel** launched exclusively in Portugal the 'Lord of the Rings' Ringing Tones, Images and Postcard service with the creation of the site – www.aneis.vodafone.pt – and image specifically created for the services, containing information about the service and the film. Customers can download the ringing tones or logos directly linked to the fantasy world of the 'Lord of the Rings' by sending a text message to the number 1560.

On 18 March, as part of **Vodafone**'s sponsorship of the English Premiership Football Club, Manchester United, **Vodafone Telecel** launched the Man U Contest, through which two of its Customers were taken to the mythical stadium of Old Trafford to meet some of the stars of the football team and watch a match between Manchester United and Arsenal. In order to participate, **Vodafone Telecel** Customers simply had to send written messages to the number 1545.

Also exclusively from **Vodafone Telecel**, on 19 March the MTV ringing tones and logos service was launched in partnership with the MobileChannel. Network that allow Customers, through a text message sent to the number 1568, to obtain their favourite MTV music hits or personalise their mobile telephone with different logos.

Also during 2001 and especially geared towards the business market, a service was introduced that allowed the sending of text messages on a large scale through a direct connection between the corporate Customer and **Vodafone Telecel** systems. Among other applications this service enabled companies to use text messages to optimise their communication with their employees, suppliers and customers.

The year 2001 also saw the launch of numerous initiatives further increasing the already high usage of SMS by the **YORN** Customer base. Especially noteworthy was the launch of the Chat SMS in June 2001, SMS thematic games linked to sponsored events, such as the Ericeira World Surfing Championships, or connected to co-marketing initiatives such as the **YORN** / Nike game and SMS postcards in December 2001. In the area of integration between the Internet and mobile services the 'Y-organizer' was introduced in July 2001, providing integrated SMS mail, tasks and alerts.

TARIFFS

In August 2001 **Vodafone Telecel** adjusted the tariffs of the **Vitamina R** aimed at keeping this product the most economical for the segment of Customers who use the mobile telephone mainly in the evening and at the weekend.

In September 2001, **Vodafone Telecel** associated the Fixed Network Option to its rechargeable product **Vitamina T**. Through this option, Customers could call a fixed network number of their choice at the same price as calls to the **Vodafone Telecel** network by simply choosing one of the possible zones: Lisbon – area code 21; Oporto – area code 22; Others – all area codes of the national fixed network apart from 21 and 22.

In December 2001 the tariff plan for new **Vitamina P** Customers was adjusted to keep the product the most competitive for its target segment.

On 1 August 2001, **Vodafone Telecel** lowered the tariffs of its **Pack Empresas** specifically aimed at business Customers. The changes made translate the continuing enterprise shown by the Company in allying provision of a quality service to the most competitive tariffs in the national telecommunications market. Later, in January 2002, a set of price plans were introduced – the **Pack Profissionais** – specially geared towards individually run and small companies. These plans consist of packets of minutes, used at any hour, with a tariff structure designed thinking of professional use of the cellular service.

During 2001 no changes were made to the base tariffs of **YORN Power**. However, and so as to increase usage, temporary initiatives were launched, usually on a weekly basis. This involved prices being anchored at one of the communication concepts that has the greatest impact - the 'Insólitos YORN' (Uncommon YORNs).

LOYALTY PROGRAMME

Between April 2001 and March 2002 Vodafone Telecel constantly renewed the products on offer as part of its Clube Viva loyalty programme, enabling Customers to acquire new mobile phones, accessories and communication packages at discount prices.

This programme awards points to the Company's Customers based on their consumption of Vodafone Telecel services, whenever a bill is issued or a phone is recharged, in line with the following rule: 0.5 euros = 1 point. Therefore the higher the bills the more points are earned, which guarantees that Clube Viva can offer the greatest benefits to the Company's most valuable Customers. This scheme is open to all Vodafone Telecel's Customers.

The various offers integrated into the programme are associated with different levels of points allowing the provision of several ranges of products suitable for the various segments. Between April 2001 and March 2002 the Clube Viva offer was renewed three times (eighth, ninth and tenth publications), keeping track of market trends both regarding design of cellular telephones and the technology and data communication. The range of products available was widened, with the introduction of new accessories in the ninth publication, in which the MP3 earphones stand out.

As a complement to Clube Viva, at the start of April 2001, Vodafone Telecel launched another Customer loyalty programme called 'Sempre o Seu Número' (Always your Number). This enabled Customers to acquire new mobile telephones, at the retail sale price, keeping their telephone number and also benefiting from a bonus in calls.

With regard to ordering, new validation procedures were introduced at the start of the process, through which the Customer response time was significantly lowered, aimed at maximising Customer satisfaction.

The Customers' adherence to Clube Viva is constantly increasing, as well as the levels of awareness and satisfaction associated to it, which is chiefly a consequence of the appeal of the programme itself. It is expected that the already important role played by Clube Viva, as an instrument breeding Customer loyalty, will become increasingly important due to the current maturity phase of the market.

DISTRIBUTION CHANNELS

In 2001, Vodafone Telecel continued the strategy of strengthening the reach of its distribution network, aimed at increasing its geographical presence and proximity in relation to its Customers and target market. The Company's distribution structure is characterised by direct channels through its own shops and exclusive indirect channels (agents) and non-exclusive channels (resellers, specialised channels and hypermarkets).

The Company increased its presence in the Vodafone Telecel integral image channels, which, at 31 March 2002, owned 51 points of sale and 170 exclusive sales points, which is 21 more sales points than in the previous year. Also worthy of note is Vodafone Telecel's presence in the indirect channel of retail and hypermarkets, through the beginning of a commercial working relationship with Sonae. Vodafone Telecel now sells its products through the network of hypermarkets and specialised shops of Worten, Vobis, Continente and Modelo.

Also during 2001 the concept of business sales space in Vodafone Telecel was introduced, with three pilot sales points in Lisbon, Faro and Portimão. These spaces are currently decked with the Vodafone Negócios image and are presented as an alternative distribution channel for the business offer geared towards small and individually run businesses. Over this period it was also possible to consolidate a professional distribution network on a national scale in the business segment, made up of Vodafone Negócios salesmen and agents. With regard to Vodafone Negócios agents, there was a rise in the number of specialised sellers per entity, who made a significant contribution towards the results obtained in the business segment, both in terms of attracting new Customers and services, and in reinforcing loyalty to the existing services.

As for YORN, 2001 proceeded with the addition of new points of sale, namely in geographical terms, maintaining however a high level of image coherence at the point of sale through the use of YORN materials at these locations.

TERMINAL EQUIPMENT

The year 2001 saw a slight increase in the sale price of cellular telephones. This is mainly explained by a lower subsidisation in the pre-paid segment carried out by Vodafone Telecel in the sale of its equipment throughout 2001.

AVERAGE SALE PRICE OF **VODAFONE TELECEL** CELLULAR TELEPHONES


Euros
650
520
390
260
130
0
1993
1994
1995
1996
1997
1998
1999
2000
2001

Source: Company Reports

The trend noted last year concerning the increase in the replacement rate (purchase of mobile phones for upgrading) became more accentuated in 2001 and is expected that the same should happen in the following years.

During 2001 YORN invested heavily in the personalisation of its offer to its reference market segment namely through the inclusion of accessories with an exclusive design.

VODAFONE TELECEL INTERNET SERVICES

In April 2001 TelecelOnline distributed a set of materials to be used in teaching and leisure activities among several children's charities. Seven institutions and hospitals of recognised merit that work in different aspects of child support were selected.

In June 2001 the Netc portal (current Vizzavi) was awarded first prize in the category of 'best ISP' by the magazine PC Guia. Furthermore, the children's site 'Casquides' also obtained an important award, winning the Web Design 2001 prize attributed by ESTAL – Lisbon College of Technology and Art.

In August 2001, and at this point operating under the dual brand resulting from Vodafone Telecel's association with Vizzavi Europe – the joint venture between the Vodafone Group and Vivendi Universal – the Netc Vizzavi portal provided, in partnership with D-Mail, an electronic shop selling a wide range of original gifts and useful ideas, namely utilities for the house, office, sports and free time as well as electronic consumables.

In November 2001 Vodafone Telecel announced the completion of the sale of 80% of the company TelecelOnline to the Vizzavi Europe Group. Vodafone Telecel retained a 20% holding in the internet company. Vodafone Telecel maintained its operations as an Internet Service Provider (ISP) in the business segment, with TelecelOnline operating as a virtual ISP, through the Vodafone Telecel network in the residential segment.

VODAFONE TELECEL FIXED TELEPHONE SERVICES

Vodafone Telecel provides the fixed telephone service through direct and indirect access as a complement to its mobile communications offer, with a view to maintaining its leadership among business Customers, who usually place a high value on integrated telecommunications services.

During the financial year of 2001 Vodafone Telecel attracted approximately 39,000 new Customers to its indirect fixed access service making a current total of 128,000 Customers registered at the end of March 2002. Vodafone Telecel's indirect fixed access continues to be aimed essentially at the business segment, which accounts for about 80% of its registered Customer base.

For large-scale business Customers, and using in most cases FWA (Fixed Wireless Access) technology, **Vodafone Telecel** provides through its direct fixed access services and virtual private network, the **Voz Corporate** and **Voz Pri** services. These packages consist of integrated voice communications provided to a base of approximately 100 corporate Customers.

In June 2001, as part of the Fixed Telephone Service liberalisation process, Portability of Numbers for the fixed network was officially made available. However, the effective impact of this measure can only be measured from the first half of 2002, given that only in January 2002, with the widening of Number Portability to mobile networks, were conditions created for effective provision of this service.

In July 2001 **Vodafone Telecel** launched the **Data VPN** service – Integrated Voice and Data Solutions, allowing companies to interconnect their various work locations (head offices, branches, remote work posts, as well as partners and suppliers) through a Data and Voice Virtual Private Network (VPN).

In August 2001 **Vodafone Telecel** made big tariff reductions in its **Pack Empresas**, geared towards the business market. Of particular note was the drop of over 83% in the tariff per minute applicable to calls made between telephones belonging to the same **Vodafone Telecel** account as well as the 16% cut in the price per minute of the other communications made to the **Vodafone Telecel** network and to PT's fixed network.

05 | Migration to the Vodafone Brand

Vodafone Telecel began in January 2001 to associate the Telecel brand to the **Vodafone** brand in its communication, thus reflecting the Company's connection to the world's largest mobile communications group.

The year 2001 was a transitional period, aimed at implementing a smooth migration process to the single **Vodafone** brand. The goal of conferring the **Vodafone** brand with suitable positioning and values, required the safe and effective transfer of the value associated with the Telecel brand to the **Vodafone** brand.

The achievement of suitable awareness levels, the positive welcome and recognition of the Vodafone brand and its association with the Telecel brand dictated the moment to replace the dual Telecel Vodafone brand with the single **Vodafone** brand. From 22 October 2001 onwards, the Company adopted commercially the single **Vodafone** brand. As such the transition phase to the new brand was achieved three months ahead of the schedule announced in December 2000.

The changeover became possible thanks to a complex and successfully implemented migration process to the new brand, in addition to the extremely positive reaction of Customers and the general public regarding the change. Successive market studies carried out from the very start of the transition phase showed high awareness and receptivity of the **Vodafone** brand, as well as strong association with the Telecel brand.

This process took place at the same time in other European operators. **Vodafone Telecel** was the first operator of the Group to have all the conditions needed to switch to the new brand definitively.

The changeover to the Vodafone brand is one of the aspects working towards the building of the largest and best global mobile telecommunications brand and one of the ten most recognised brands in the world, preparing a future of convergence and advantages brought by service provided on a world scale. In March 2002, after five months of operations under the single brand, the awareness of the **Vodafone** brand in Portugal was over 90%.

It should be remembered that the Vodafone Group is the world's largest mobile communications group, with more than 101 million Customers spread over 28 countries throughout the five continents. As part of a group of this scale and spread, **Vodafone Telecel** benefits from the image associated with a powerful brand and can offer its Customers even more competitive prices and new services and equipment that are constantly improving and diversifying.

06 | The Euro in Vodafone Telecel

In order to prepare Vodafone Telecel for the introduction of the euro, a working group was created at the start of 1998, with representatives from each department of the Company and a full-time Project Manager, under the supervision of the Vice-Chairman of the Financial Area.

The defined conversion strategy involved the following four phases:

- First phase (November 1998): Vodafone Telecel billing was issued solely in escudos, with totals also shown in euros, based on an approximate conversion rate. This phase was aimed at increasing our Customers' awareness of the euro;
- Second phase (February 1999): Vodafone Telecel gained the capacity to process all commercial transactions both in escudos and euros. The escudo continued to be the functional currency used in the Company until 2001;
- Third phase (December 2001): from this moment onwards the euro became the functional currency used by Vodafone Telecel, and the escudo was used only for indicative purposes and as an alternative currency for payment by Customers.
- Fourth phase (March 2002): Vodafone Telecel started using solely the euro, abandoning the escudo both as an alternative currency and for indicative purposes.

The total cost of the project to switch over to euros was approximately EUR 1.6 million, including alterations in software, training and communication campaigns.

07 | Information Systems

In the year 2001, the main areas of focus for Vodafone Telecel's Information Systems continued to be:
- the adaptation of the systems and applications to meet new business needs;
- the introduction of improvements in support and attendance systems, aimed at more efficient use of resources and a substantial improvement in the quality of the service provided;
- an improvement in management efficiency and control of the area so as to optimise resources;
- the guarantee of availability and reliability in the various applications that are vital in supporting the business.

Within the area of focus all systems were adapted to the euro and Number Portability, all documents were altered to contain the Vodafone brand and a process was carried out to aid the migration of pre-paid service Customers to a new release of the Intelligent Network Platform. The project involving the implementation of a convergent billing system is continuing, having completed the part involving charging of calls and production of bills.

As for the attendance support systems, special mention must be made of the implementation of the first automatic Campaign Management system, developed by Siebel and completely integrated into the Customer Care and Sales Activity divisions. This new system optimises the operability of campaigns via mail, SMS, outbound and e-mail, making it possible to carry out Up Selling and Cross Selling activities during Customer Care attendance. Also of note in this area is the complete integration of the Customer Care activities in a single Siebel application with 2,500 registered users and more than 1,500 simultaneous users. In 2001 a further application was developed to provide Customer Care via Internet ('Customer Area') and a project is ongoing to provide Internet access to the Distribution network.

During the year migration of the ERP/SAP to version 4.6 took place and implementation of an electronic approval system for bills and requests for goods was completed. Furthermore, the first B2B integration with Sonae was concluded.

In what concerns the ongoing projects, the main one is the conclusion of the implementation of the new Arbor billing system, which will replace the current billing solution for the post-paid plans, with increased functionalities and capacities. Mention should also be made to the Disaster Recovery project which is being articulated with the consolidation of the central systems and consolidated storage, the migration to the Windows 2000 and Exchange 2000 and the project of transition to the new Vodafone Telecel's head offices.

08 | Information Technology Businesses

CELFOCUS

In the year 2001 the two fundamental areas of activity of CelFocus were established and consolidated: CRM (Customer Relationship Management) and EAI (Enterprise Applications Integration).

In the CRM area several **Vodafone Telecel** projects were carried out successfully, namely the projects critical for sales force management and marketing campaigns, which led to the strengthening of the Company's confidence in CelFocus services. This in turn led to a considerable increase in the allocation of resources in all **Vodafone Telecel** projects. The end of the year brought the signing of the "*Siebel-Arbor*" project contract (integration of the CRM system and the new **Vodafone Telecel** billing system), which is expected to run until September 2002.

The EAI area was established in 2001, having the setting up of the team being particularly relevant. The first contracts were signed and especially noteworthy were the setting up of a team allocated to **Vodafone Telecel** and the project undertaken at Sumolis.

In partnership with WebMethods, some CelFocus resources took part in projects carried out abroad, namely in the United Kingdom. With regard to the commercial aspect, CelFocus took the first steps towards the acquisition of new Customers, as illustrated by the participation involving the emerging operator Telemar PCS in Brazil and the drawing up of a proposal in partnership with Cap-Gemini, for the new Portuguese terrestrial digital television operator, the WTS/PTDP consortium.

Vodafone Telecel has a 45% holding in the capital of CelFocus, being approximately 55% owned by CFocus, a company belonging to the Novabase Group.

NEXENTER

Throughout its first year of activity Nexenter gave priority to the internal organisation of its rendering of services and the preparation of infrastructures that allowed it to attract and keep new Customers in its installations.

Despite the capture of some Customers, the contraction of the TMT (Technology, Media and Telecommunications) market during 2001 somewhat limited the company's potential for growth in the short term.

Nexenter began a rationalisation process during the year 2001, namely through the elimination of less profitable activities and the substitution of some processes with others at a lower cost. As a consequence it rescaled its commercial area in order to make sure it is prepared to meet market expectations. A decision was made to subcontract out the administrative and financial services so as to rationalise their costs.

Vodafone Telecel has an 80% holding in Nexenter's capital, the other 20% being owned by MailTec.

09 | Quality and Environment

Vodafone Telecel's Quality Management System, covering all its organisation was certified by Portuguese Certification Association (APCER) on 20 March 2002, in accordance with the reference norm NP EN ISO 9001:2000. Vodafone Telecel thus became the first telecommunications operator in Portugal to obtain Global Certification through this universally recognised norm. The new norm NP EN ISO 9001:2000, which replaces the previous one dated 1994, outlines a set of practices already in place to ensure excellence of the organisation. These encompass management of processes, continuous improvement and consideration of the needs of all interested parties (Customers, Shareholders, Suppliers, Employees and Society).

The certification attributed by APCER as an independent entity recognises Vodafone Telecel's Quality Management System as an essential tool for the permanent improvement of its organisation, internal processes and mode of functioning, ultimately reflected in Customer satisfaction. It also represented the culmination of an effort in which all areas of the Company and all its Employees were involved.

The Certification obtained translates Vodafone Telecel's clear commitment to Quality at all levels of the organisation, and its permanent drive towards innovation and the establishment of the highest standards of quality, so as to achieve full Customer satisfaction.

With regard to the environment, Vodafone Telecel has followed a constant policy of concern for the environment that covers all aspects and is related to the processes that it carries out, with a view to improving its performance in this area. At the end of 2001 the Company began, in collaboration with a consultancy with international experience, the implementation of an Environmental Management System, with the international norm ISO 14001 adopted as a reference.

Investors and the general public show an increasing interest in businesses sustainability and development. This trend is reflected in the importance attributed to indexes such as the FTSE4Good and the Dow Jones Sustainability that assess companies based on sustainability criteria. It is pointed out that in March 2002 Vodafone Telecel became part, together with two other Portuguese companies, of the FTSE4Good Global index. Furthermore, in May 2002 Vodafone Telecel received confirmation of its permanence on the Dow Jones Sustainability World Index continuing to be the only Portuguese company included in this list since its entrance in September 2001. The inclusion of Vodafone Telecel in the sustainability indexes mentioned above translates the Company's concern with respect to its performance not only with regard to the environment but also in ethical and social terms.

In an effort to minimise the negative environmental impacts resulting from its activity, Vodafone Telecel implemented and consolidated the following programmes during 2001:

I BATTERY AND CELLULAR TELEPHONE RECYCLING PROGRAMME

This programme allows batteries to be recycled at the end of their lifespan, minimising the negative impact that waste of this kind has on the Environment by ensuring that it is properly disposed of. All Vodafone Telecel shops possess a small recipient designed specifically as a battery bank. The batteries collected are delivered to a multinational company, which transports them in safe conditions to a recycling unit in Switzerland that is specially designed to treat this kind of waste. In the period from January to December 2001 approximately three tonnes of mobile telephone batteries were collected. Taking advantage of the logistical process described above, Vodafone Telecel implemented a similar programme for the collection of obsolete mobile telephones. The mobile phones collected are later delivered to a properly licensed company that takes apart the various components of the telephones and forwards them to the appropriate recycling units. In the last quarter of 2001 Vodafone Telecel forwarded approximately 8,500 cellular telephones for recycling.

I WASTE MANAGEMENT

Throughout 2001, and aimed at increasing recycling levels of waste products, **Vodafone Telecel** selected a properly licensed entity in the market to carry out the collection and recycling of waste. The Company forwarded approximately 125 tonnes of waste for recycling.

I MANAGEMENT OF PACKAGING

The packaging waste of **Vodafone Telecel** products is managed as part of the *Integrated System of Packaging Waste Management*. The company Ponto Verde, with which **Vodafone Telecel** signed a contract in 1998, manages this system. **Vodafone Telecel** pays an annual sum to Ponto Verde for every package that it places on the market in order that it guarantees the profiting and recycling of this kind of waste.

I SHARING OF INFRASTRUCTURES

Vodafone Telecel, whenever possible, shares antenna towers with other mobile operators in order to minimise the respective environmental impacts. As part of this scheme, in April 2002 **Vodafone Telecel** and Optimus signed an agreement creating the company Situs, a company that constructs, manages and operates the physical telecommunications infrastructures of the two companies, such as towers and rooftops. Besides of providing considerable savings in terms of investment and costs for the two operators, the constitution of this company will create better conditions for minimising the environmental impact of the network infrastructures.

10 | Human Resources

Between 1 April 2001 and 31 March 2002, Vodafone Telecel recruited 329 new Employees. The total number of Employees at the end of the period was 1,833, representing an increase of 8.5% compared with the previous year.


2,000
1,500
1,000
500
0
1,296
1,649
1,690
1,833
Mar-99
Mar-00
Mar-01
Mar-02
Males
Females
Total

The average age of Vodafone Telecel Employees remained unchanged at around 30 years, and showed the following breakdown at 31 March 2002:

BREAKDOWN OF EMPLOYEES BY AGE GROUP AS AT 31 MARCH 2002


63%
30%
1%
6%
Over 50 years
From 41 to 50 years
From 31 to 40 years
Up to 30 years

Reflecting a human resources policy emphasising the continued development of Employees' skills, investment in training (technical, behavioural and management) totalled approximately 3 million euros in 2001, covering 1,283 Employees in all the Company's departments.

In parallel with the migration to the Vodafone brand, a process was begun to introduce and communicate internally the new Vision and Values of the Company, involving all Employees in a variety of presentations and internal meetings.

With a view to promoting wider experience of direct contact with Customers and to consolidating one of our Values - 'Passion for Customers' - the first phase of a new internal programme known as 'Customer Experience' was initiated, consisting of yearly visits to retail outlets and call centres. In 2001, the programme gave priority to covering the various management levels in the Company, with 121 Employees taking part. The second phase of the programme began in April 2002.

Conscious as it is of the importance of attracting and retaining high-quality staff, in June 2001 **Vodafone Telecel** implemented a Stock Options Plan covering some 170 Employees. Its principal objective is to establish a closer relationship between the interests of Shareholders and Employees, and to enable the latter to share in the Company's medium and long term success.

Vodafone Telecel has been carrying out, since 1994, regular surveys on Employee satisfaction. In February 2002, the Company conducted its fifth Employee Survey that obtained the highest ever participation rate, having 89% of Employees answered the questionnaire, which was spread out, for the first time, via web. From the several analysed dimensions, a high global motivation and satisfaction level amongst Employees clearly stands out. As in previous times, the survey results, on a global and functional perspective, were disclosed to all Employees, leading to improvement plans to be implemented during 2002.

11 | Financial and Reporting Year

In compliance with current legislation and having obtained the necessary official approval, **Vodafone Telecel** changed its financial and reporting year to the period from 1 April to 31 March, in order to coincide with the financial calendar and reporting policies of the Vodafone Group, its majority shareholder.

As a result of this change, the 1999 financial year, being a transitional year, exceptionally covered five quarters, i.e. the period from 1 January 1999 to 31 March 2000.

The financial and operating indicators for **Vodafone Telecel** referred to in this report relate to the Company's operations during the following financial and reporting periods:

- 1993-1998: period from 1 January to 31 December;
- 1999: period from 1 January 1999 to 31 March 2000 (transitional year);
- 2000-2001: period from 1 April to 31 March.

vodafone

12 | Review of the Accounts

I EVOLUTION OF REVENUES

Ever since the beginning of its commercial activity, **Vodafone Telecel** has reported very significant growth in its business, which has been reflected in its revenues. Between 1993 and 31 March 2002, **Vodafone Telecel**'s operating revenues grew at a compound average growth rate (CAGR) of around 49%.

In 2001, **Vodafone Telecel**'s total operating revenues was 1,025.2 million euros, representing an increase of 14.0% on the previous year, when operating revenues was 899.1 million euros.

Of the total operating revenues reported for the 2001 financial year, 956.7 million euros relate to services revenues (approximately 93% of total operating revenues) and the remaining 68.5 million euros relates to revenues from the sale of handsets and related accessories. Compared with the previous year, these figures represent an increase of 16.6% in services revenues and a reduction of 12.8% in sales of handsets and accessories.

TOTAL OPERATING REVENUES AND SERVICE REVENUES


Millions euros
1,200
1,000
800
600
400
200
0
37.4 25.9
82.8 68.8
161.6 142.7
293.4 262.4
437.3 392.9
606.7 540.5
31/12/99
864.0 780.6
899.1 820.5
1,025.2 956.7
1993
1994
1995
1996
1997
1998
1999
2000
2001
Total Operating Revenues
Service Revenues

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

The reported increase in Services Revenues is attributable not only to a rise of 14.5% in the number of registered Customers but also to an increase in the average monthly usage per registered cellular Customer. In 2001, this amounted to 139 cellular voice minutes (an increase of 3.0% on the figure of 135 minutes for the previous year). Service revenues were, however, negatively affected by the reduction of 7.1% in the average monthly revenue per registered cellular Customer mentioned earlier in this Report.

The reduction in Equipment Sales was mainly attributable to the lower number of units sold during the year, resulting mainly from the fall in the number of new cellular Customers added, which in turn reflects the fact that the cellular market in Portugal is beginning to show signs of maturity.

I EVOLUTION OF COSTS

Total operating expenses, which include all costs except financial and extraordinary costs, amounted in 2001 to 863.2 million euros, representing an increase of 14.5% on the previous year's operating costs.

The weight of these costs on total operating revenues was 84.2%, an increase of 0.4 percentage points over the figure of 83.8% reported in 2000, as a result mainly of increases in interconnection costs, depreciation and provisions for the year and in the total costs of attracting and retaining Customers.

The difference between operating revenues and operating costs generated an operating margin of 162.0 million euros in 2001, an increase of 11.5% on the 145.3 million euros achieved in the 2000 financial year.

TOTAL OPERATING COSTS AND PROPORTION OF OPERATING REVENUES


Million euros
900
800
700
600
500
400
300
200
100
0
160%
140%
120%
100%
80%
60%
40%
20%
0%
146.8%
107.2%
87.7%
77.3%
75.5%
76.6%
79.9%
83.8%
84.2%
54.9
88.8
141.7
226.7
330.2
465.0
690.5
753.8
863.2
31/12/99
1993
1994
1995
1996
1997
1998
1999
2000
2001
Total Operating Costs
Proportion of Operating Revenues

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

The trends in the various component parts of operating costs were as follows:

Interconnection Costs, including circuit rental and access to other telecommunications operators' networks, totalled 285.6 million euros in 2001, an increase of 29.3% on the previous year. These costs represented approximately 27.9% of total operating revenues, 3.3 percentage points higher than the figure for the previous year. This increase is attributable to the increase in the tariff for interconnection with mobile operators and the increase in the number of leased lines, resulting from the progressive improvement of the cellular network's coverage.

Cost of Equipment and Accessories Sold, which include not only the costs of handsets sold but also those of activation packs and related SIM cards, totalled 84.2 million euros, a reduction of 31.9% on the previous year. The weight of these costs on total operating revenues was 8.2%, a reduction of 5.5 percentage points on the previous year's figure of 13.7%, reflecting the reduction in the number of units sold, itself the result of the lower number of cellular Customers added during the year.

Selling, General and Administrative Expenses totalled 287.4 million euros in 2001, which, when compared with the previous year's figure of 230.6 million euros, represents an increase of

24.6%. The weight of these costs on total operating revenues was 28.0%, an increase of 2.4 percentage points on the previous year's figure, mainly resulting from an increase in the costs associated with long-term contracts with Customers, commissions, consultancy services and information systems, and temporary Employees.

Wages and Salaries totalled 63.3 million euros in 2001, an increase of 6.6% on the previous year's figure. This variation is explained by the increase in the total number of Employees of the Company of approximately 8.5%, to a total of 1,833 at the end of March 2002. The proportion of staff costs to total operating revenues fell by 0.4 percentage points to approximately 6.2%, compared with 6.6% in the previous year.

Depreciation and Amortisation totalled approximately 124.1 million euros, an increase of 15.7% on the figure of 107.3 million euros for the previous year. Despite this increase, the proportion of these costs to total operating revenues for the year remained unchanged at 12%. The increase in amortisation and depreciation costs is the result of Vodafone Telecel's continual investment in improving the quality of its cellular network, in terms both of strengthening its coverage and capacity and introducing new technologies.

The total of Provisions made in 2001 was 18.6 million euros, an increase of 53.7% over the previous year. Provisions corresponded to 1.8% of the Company's total operating revenues in 2001, half a percentage point higher than in the previous year. The increase in the figure for provisions is explained by the increase in provisions for doubtful debts (the most significant item in this heading), and the new provisions made for accounts receivable from operators, mainly Maxitel, Teleweb and HLC, totalling around 3.2 million euros.

I RESULTS

The operating cash flow (EBITDA) generated during the 2001 financial year was 286.1 million euros, an increase of 13.3% on the figure of 252.6 million euros reported for the previous year.

The EBITDA margin in relation to service revenues was 29.9%, 0.9 percentage points lower than the figure of 30.8% achieved in 2000. This reduction in the margin is attributable, not only to tariff adjustments carried out during the course of the year and Customers' pricing plans' optimisation, that led to a reduction of the average revenue per minute, but also to the increase in maintenance costs related to the cellular network's coverage and capacity improvement, to the growth of Customers retention costs and to the interconnection tariffs' changes for fixed and mobile network operators.

OPERATING CASH FLOW AND MARGIN ON ADJUSTED SERVICE REVENUES *


Million euros
290
232
174
116
58
0
50%
40%
30%
20%
10%
0%
7.5
40.9
97.8
151.9
204.3
279.7
252.6
286.1
11.9%
30.4%
39.3%
40.4%
39.8%
37.6%
31/12/99
30.8%
29.9%
1994
1995
1996
1997
1998
1999
2000
2001
Operating Cash Flow
Margin on Adjusted Service Revenues *

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

* Revenues from telecommunications services less interconnection costs of inbound traffic

Non-operating Income (financing and extraordinary) showed a profit of approximately 4.1 million euros in 2001, which contrasts with the loss of 15.2 million euros in 2000. This profit is directly related to the sale of 80% of TelecelOnline to Vizzavi Europe in November 2001. The sale of this Internet subsidiary made a positive contribution to pre-tax profits of approximately 27 million euros.

Income before Income Tax for 2001 was 166.1 million euros, an increase of 27.7% on the previous year's figure of 130.1 million euros, representing a margin on total operating revenues of 16.2%. As stated above, this marked increase was influenced by the sale of 80% of the Company's shareholding in TelecelOnline.

Income Tax Provision amounted to 61.3 million euros, an increase of 22.6% on the figure of 50.0 million euros for which provision was made in 2000, representing a taxation rate of 36.9%, lower than the previous year's rate of 38.4%.

Net Income was therefore 104.8 million euros, equivalent to 49 euro cents per share, an increase of 30.8% on the previous year's figure of 80.1 million euros (37 euro cents per share). The margin on total operating revenues increased to 10.2% from the 8.9% achieved in the same period last year, principally reflecting the positive contribution of approximately 19 million euros to net profit from the sale of 80% of TelecelOnline to Vizzavi Europe. However, net profit was negatively affected by the increase of 15.7% in amortisation and depreciation costs compared with the previous year.


NET INCOME
Million Euros
110
90
70
50
30
10
-10
-30
-50
-24.9
-14.0
12.0
36.4
66.3
96.6
101.1
31/12/99
80.1
104.8
1993
1994
1995
1996
1997
1998
1999
2000
2001

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

13 | Investment Policy

During 2001, **Vodafone Telecel** continued to make substantial investments in its cellular network aimed at improving coverage and capacity and introducing new technologies, in order to maintain the high quality of the service provided to Customers.

Accumulated investment in fixed assets at the end of March 2002 totalled 1,272.7 million euros, following the investment of 205.4 million euros in 2001, representing approximately 20% of total operating revenues. This annual investment represents a decrease of 36.1% on the figure of 321.6 million euros invested in the previous year. The majority of this decrease, however, is attributable to the fact that the figure for 2000 reflects the acquisition of the operating licence for UMTS technology, at a cost of around 100 million euros.

Of the total invested during the year, **Vodafone Telecel** applied approximately 25% to the development of the UMTS network and around 2% to complementary business areas.

ANNUAL CAPITAL EXPENDITURE

Million euros


350
300
250
200
150
100
50
0
32.5
44.4
58.9
76.6
99.1
138.1
232.6
31/12/99
321.6*
205.4
1993
1994
1995
1996
1997
1998
1999
2000
2001

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

* Includes 100 million euros of the UMTS license up-front fee

14 | Financing Policy

Vodafone Telecel's Interest-Bearing Liabilities as at 31 March 2002 totalled 246.8 million euros, a decrease of 16.3% on the figure of 294.8 million euros at 31 March 2001. It should be noted that, in 2000, the Company had to finance the payment of its UMTS licence, at a cost of around 100 million euros. Additionally, in 2001, **Vodafone Telecel** continued to pursue its policy of substantial investment in its telecommunications network, and defrayed a larger sum in taxation than in the previous year.

At the end of March 2002, the Company's Total Liabilities reflected an improvement in the balance between self-financing and debt, corresponding to approximately 56% of Total Assets, a decrease of 5 percentage points on the figure of 61% for the 2000 financial year. **Vodafone Telecel**'s Net Interest-Bearing Liabilities in relation to its stock market capitalisation remained low (at around 13%).

During 2001, the Company continued to pursue its policy of financing from its majority Shareholder, the Vodafone Group, instituted in April 1999 with AirTouch. Thus, at 31 March 2002, **Vodafone Telecel**'s Interest-Bearing Liabilities consisted of shareholder loans to a total of 200.0 million euros and 46.8 million euros of short term finance (bank overdrafts).

INTEREST - BEARING LIABILITIES



Million euros
300
250
200
150
100
50
0
30.9
52.4
87.3
79.3
68.8
89.8
136.7
294.8
246.8
1993
1994
1995
1996
1997
1998
1999
2000
2001

Source: Company Annual Reports | The years presented relate to the fiscal years referred in section II.11. Financial and Reporting Year

15 | CMVM (Portuguese Securities Market Commission) Recommendations Concerning the Governing of Companies Listed on the Stock Market

This section has been prepared pursuant to and for the purposes of CMVM Regulation 07/2001, and in accordance with the annex to that regulation. Account has also been taken of the CMVM's recommendations on 'Corporate Governance'.

With effect from the date of issue of such recommendations, **Vodafone Telecel** has included its observations on these matters in its Annual Report and Accounts.

I - DISCLOSURE OF INFORMATION

1. CORPORATE MODEL AND ORGANOGRAMS / FUNCTIONAL ORGANISATION CHARTS

a) In terms of internal organisation, **Vodafone Telecel** adopted a model containing two Company Bodies - the Management Board and the General Council.

This model is designed to allow Shareholders to contribute to decisions that fall within the scope of the powers of the General Council. In fact, under the terms of Article 12 of the Company's Articles, the General Council must be composed of **Vodafone Telecel** Shareholders with the right to vote.

Amongst the various powers attributed to the General Council in the Articles, the following deserve to be highlighted in view of their importance: (i) supervision of the Management Board's activities; (ii) the power to call General Meetings; and (iii) approval of the Annual Reports and Accounts prepared by the Management Board (Article 13 of the Company's Articles).

For its part, the Management Board is responsible for management of the Company and, in so doing, implementing the Company's decisions on strategy. The Management Board is also responsible for representing the Company and for making decisions on the acquisition, entailment or disposal of all assets. However, certain types of acts by the Management Board require the prior approval of the General Council, in particular the acquisition, sale or subscription of shares in other companies, the approval of business plans and annual budgets, the acquisition of loans exceeding the amount fixed by the General Council, and the distribution of advance profits to Shareholders.

The internal organisation of the Company is as follows:


CHAIRMAN
MARKETING, SALES AND CUSTOMER SERVICE
TECHNOLOGY
FINANCE AND ADMINISTRATION

The organisation of the Company's business is as follows:


VODAFONE TELECEL
vodafone
TELECELONLINE 20%
NEXENTER 80%
CELFOCUS 45%
MOBILE AND FIXED SERVICE
· Corporate Segment
· Residential Segment
· YORN Youth Segment
B2C INTERNET PORTAL
DATACENTER INFRASTRUCTURE PROVIDER
CUSTOMER RELATIONSHIP MANAGEMENT

2. PERFORMANCE OF SHARES ON THE STOCK MARKET

The evolution in the price of Vodafone Telecel shares during 2001 is shown in the following figure:

VODAFONE TELECEL SHARE PRICE EVOLUTION (1 APRIL 2001 - 31 MARCH 2002)


Closing Prices (Euros)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
01-Apr-01
01-May-01
01-Jun-01
01-Jul-01
01-Aug-01
01-Sep-01
01-Oct-01
01-Nov-01
01-Dec-01
01-Jan-02
01-Feb-02
01-Mar-02
31-Mar-02

During the period referred to above, Vodafone Telecel did not effect any increase in share capital, did not issue any securities capable of conferring a shareholding position in the Company, and did not distribute any dividends to its Shareholders.

In relation to this, the Company issued the following reports and notices during the period referred to:

Relevant Reports and Notices:	Date of issue:
Notice on election of Corporate Bodies	28 March 2002
Results for the Nine Months ended on 31 December 2001	30 January 2002
Report and Accounts for the First Half of 2001 (April to September)	26 December 2001
Notice on qualified shareholding by the Government of Singapore Investment Corporation Pte Ltd	5 December 2001
Results for the First Half of 2001 (April to September)	15 November 2001
Sale of 80% of TelecelOnline to Vizzavi Europe	9 November 2001
Approval of the Company's new legal name by the General Assembly	10 October 2001
Notice of General Assembly of Shareholders	6 September 2001
Correction of figures for net profit and corresponding application to free reserves in the Annual Report and Accounts for 2000	20 August 2001
Notice on agreement with Vizzavi Europe on the acquisition of 80% of TelecelOnline	3 August 2001
Annual Report and Accounts for 2000 (April 2000 to March 2001)	31 July 2001
Results for the First Quarter of 2001 (April to June)	30 July 2001
Results for the Twelve Months ended on 31 March 2001	3 May 2001

3. DIVIDEND DISTRIBUTION POLICY

In the financial years 1999 and 2000, **Vodafone Telecel** made no distribution of dividends to Shareholders as a result of the need to make substantial investments in telecommunications.

4. SCHEMES FOR THE ALLOTMENT OF ACQUISITION OPTIONS ON SHARES

Vodafone Telecel has a share options scheme, the objective of which is to establish a close relationship between the Company's performance, the interests of Shareholders and the sharing of success with Employees.

The scheme was approved at a General Council meeting held on 25 May 2001 at **Vodafone Telecel**'s registered office in Lisbon, and is specifically aimed at Board Members, Directors and other senior staff of the Company, subject to approval by the General Council.

The scheme provides for options to be assigned between 1 June and 31 July of each year, with the possibility of an interim assignment in December in exceptional cases approved by the General Council.

The scheme as approved does not provide for incentives to be granted for the purchase of shares and/or the exercise of options, although the General Council has the necessary power to modify the scheme. As at 28 June 2001, a total of 944,210 share options had been assigned, which are convertible into **Vodafone Telecel** ordinary shares at an exercise price of 9.30 euros.

To date, none of the assigned options has been exercised or extinguished.

Separately from the above scheme, during the financial year 2001, a total of 5,936,077 options to purchase Vodafone Group Plc shares were assigned, on 2 July 2001, to **Vodafone Telecel** Employees holding effective employment contracts as at 2 May 2001. When converted, these will entitle bearers to Vodafone Group Plc ordinary shares at an exercise price of 1.575 pounds sterling. It should be stated that the same scheme also applies to Employees of the majority of companies controlled by Vodafone Group Plc during 2001.

5. USE OF NEW INFORMATION TECHNOLOGY IN THE DISCLOSURE OF FINANCIAL INFORMATION AND PREPARATORY DOCUMENTS FOR GENERAL ASSEMBLY MEETINGS

In terms of technologies, **Vodafone Telecel** is equipped with internet and electronic mail, with the e-mail address ir@corp.vodafone.pt. In addition, the Company has its own website (www.vodafone.pt).

Since August 1999, **Vodafone Telecel** has been publishing financial information about the Company, in both Portuguese and English, on its website. This information is also issued by the Company, on an immediate basis, via e-mail and fax.

The Company's intention is to organise itself in such a way that, in future, it will be able to make the preparative documents for General Meetings available on its website.

I 6. INVESTOR ASSISTANCE SERVICE

Vodafone Telecel has maintained a Corporate Communications and Investor Relations Department since 1997. This department is responsible for the Company's relations with market agents and the various regulatory bodies, and for the Company's relations with investors.

In terms of the Company's relations with investors, mention should be made of the fact that the Company publishes financial information and press releases of various types on its website (www.vodafone.pt) on the day of their issue.

Investor relations are managed by Paula Pato, Ana Catarina Braga and Nuno Alvino, reporting to Luísa Pestana. Investors can contact the department by telephone (21.091.5252), fax (21.091.5480), post (Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca Torre A, 15º C, 1649-032 Lisbon) or e-mail (ir@corp.vodafone.pt). It is Vodafone Telecel's practice to reply as quickly as possible to investors' queries.

The Company's representative in relations with the market is Luísa Pestana, who can be contacted by any of the following means: telephone (21.091.5252), fax (21.091.5480), post (Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca Torre A, 15º C, 1649-032 Lisbon) or e-mail (ir@corp.vodafone.pt).

I II - EXERCISING OF VOTING AND REPRESENTATION RIGHTS BY SHAREHOLDERS

Under the terms of Article 7 of Vodafone Telecel's Articles of Association, all Shareholders with the right to vote may attend and vote at General Meetings, provided that they hold at least ten *shares. Each ten shares confers one vote.*

Article 8 of Vodafone Telecel's Articles of Association provides for Shareholders to be represented at a General Meeting by proxies. In the case of individuals, the proxy may be another Shareholder, any member of the Board of Management or any other person allowed under company law. Under the terms of this Article, proxy instruments must be addressed to the Chairman of General Assembly Board and be delivered to the Company's registered office at least three days in advance of the date announced for the Meeting.

Vodafone Telecel's Articles of Association do not make express provision for 'vote by correspondence'. However, following the approval of the new Securities Code, the Company has included reference in the Notices of General Assembly of Shareholders to this facility, in the following terms:

'*The right to vote on matters on the Notice of the Meeting may* be exercised by post.

Shareholders who wish to vote by post should send a letter to the Company's registered office, addressed to the Chairman of the General Assembly Board, unambiguously showing how they cast their vote on each of the matters on the agenda.

The signatures on such letters should be notarised or authenticated by the Secretary of the Company.

Shareholders who are private individuals should have their signature authenticated in person by a notary or enclose a legible copy of their identity card.

Letters should be delivered to the Company's registered office by hand or by registered post, to arrive at least four working days in advance of the date announced for the General Meeting of Shareholders.'

Finally, it should be stated that the text of the Company's Articles of Association does not contain any rule preventing or hindering the exercise of vote by correspondence by Shareholders.

The Company has not yet implemented the exercise of the right to vote by electronic means, as the implementation of a such a mechanism would involve consideration of a number of legal issues, in particular those related to verifying the authenticity of such votes.

I III - CORPORATE REGULATION

The provisions of the Companies Code and the Securities Code place special duties on companies' Board members in respect of *conflicts of interest and the duties of confidentiality and diligence* in the management of the Company. In view of the existence of these legal provisions, the Company has not established codes of conduct or internal rules on these matters.

It should be added in this respect that Vodafone Telecel has adopted the 'Business Principles' established by Vodafone Group Plc, which, while they do not directly govern the matters mentioned above, lay down guidelines for sound and co-operative business behaviour, particularly in relation to Shareholders, Employees and Customers.

In terms of internal auditing, Vodafone Telecel systematically evaluates the risks associated with its business. In connection with this, the risks associated with each business operation are evaluated on an annual basis. These evaluations are conducted by the 'Internal Audit' department, with the 'Business Continuity' department taking responsibility for evaluating the status of contingency plans for critical operations and the 'Fraud Control' department managing the prevention and detection of possible frauds. All these departments report to the Vice-Chairman for finance and administration.

To the best of Vodafone Telecel's knowledge there are no Shareholder agreements signed by its Shareholders in respect of the Company's shares.

It should also be stated that the Company's Articles do not provide for any special rights to be accorded to any of its current Shareholders nor for any restriction on the exercise of voting rights, with the exception of the rule under which each ten shares confer one vote.

I IV - STRUCTURE AND FUNCTIONING OF THE MANAGEMENT BOARD

As stated in paragraph I of this Section, responsibility for managing the Company's day-to-day affairs lies with the Management Board.

During the financial year just ended, the Management Board of Vodafone Telecel was composed of the following members:

- António Rui de Lacerda Carrapatoso (Chairman)
- António Manuel da Costa Coimbra (Vice-Chairman)
- Paul Michael Roberti (Vice-Chairman)
- Paulo Jorge Gonçalves Pereira Rodrigues da Silva (Vice-Chairman)

The four above named members were designated executive directors.

At a meeting of the Company's General Council held on 20 March 2002 to elect members of the Company's Management Board for the three years ending in 2004, the following were re-elected as members of the Management Board:

- António Carrapatoso (Chairman)
- António Manuel da Costa Coimbra (Vice-Chairman)
- Paulo Jorge Gonçalves Pereira Rodrigues da Silva (Vice-Chairman)

The three above named members are designated executive directors.

Remuneration of the current members of the Management Board in 2001 totalled approximately 1.8 million euros, of which 58% was a fixed component. The variable part of remuneration was determined on the basis of the achievement of certain objectives for various operating and financial indicators in relation to the Company's results for 2000.

The responsibilities of members of the Management Board of Vodafone Telecel are governed by the scope of the powers conferred on the Management Board by the Articles of Association and company law.

None of the current members of the Management Board of Vodafone Telecel holds positions in any company that does not integrate Vodafone Telecel or the Vodafone Group.

Amongst the current members of the Management Board of Vodafone Telecel, the following hold positions in companies in which Vodafone Telecel or the Vodafone Group hold participations:

António Rui de Lacerda Carrapatoso (Chairman):
- Non-executive member of the Board of Directors of Vodafone in Spain;
- Member of the Strategy Board of the Vodafone Group (United Kingdom);
- Chairman of the Board of Directors of TelecelOnline;
- Chairman of the Board of Directors of Nexenter.

Paulo Jorge Gonçalves Pereira Rodrigues da Silva:
- Board member of TelecelOnline;
- Board member of Nexenter.

The Management Board of Vodafone Telecel met a total of thirty four times during the year just ended, in order to ensure effective control of the Company's affairs in full compliance with the Articles.

The Company does not have an Executive Committee, nor any other management committees in view of its decision to opt for a model containing two Company Bodies.

No conflicts of interest have arisen at Vodafone Telecel to justify the adoption of internal control commissions apart from the internal auditing area. Within the scope of Vodafone Telecel's General Council, there is an Audit Committee, which aims at supervising the Management Board's activities, and a Remuneration Committee for the establishment of the Management Board's members remuneration policies.

16 | Distribution of Results

Taking into account the financial and business plans expected for 2002, the Management Board proposes that the net income for 2001, totalling 104.831 million euros, should be applied as follows:

Reinforcement of the Legal Reserve: 2.085 million euros;

Distribution of Dividends: 0.07 euros per share, or 15.017 million euros;

Free Reserves: the remaining 87.729 million euros.

This proposal, which includes a dividend distribution of around 14% of the net income, relates only to the 2001 profits and will accordingly be reviewed annually.

17 | Future Outlook

The cellular telecommunications market in Portugal has now entered a phase of maturity in terms of users penetration, and it is expected that the strong competition that characterised 2001 will be maintained over the coming years as a result of the entry of a new operator into the market and the extension of services to include those based on new technological developments, particularly GPRS and UMTS. In spite of the strongly competitive environment, **Vodafone Telecel** succeeded in 2001 in achieving the targets for operating and financial growth that had been set for it.

In terms of the maturity of the Portuguese cellular telecommunications market, it is forecast that the penetration rate of mobile services in Portugal, in terms of numbers of users (excluding Customers of inactive services), will stabilise at around 83% and 85% by the end of 2002. However, the reported figures could, in the future, be above 100% as a result of the double counting of SIM cards and machine-to-machine communications (multiple devices per user). It is also estimated that average annual growth in revenues in the cellular market for the period 2001 to 2005 will be between 6% and 10% in nominal terms, and that the cellular market will account for 55% of total telecommunications services in 2005.

The agreement signed between **Vodafone Telecel** and Optimus in April 2002 to establish Situs to build, manage and operate physical telecommunications infrastructures such as towers and roof-tops is a historic step for the telecommunications sector. The establishment of this company will offer significant savings in investment and costs for the two operators, while minimising the environmental impact of their network infrastructures.

The marked development of the GPRS technology expected at the end of 2002 and during 2003 and 2004, and the progressive roll-out of UMTS, accelerating in 2004 and 2005, will make it possible to offer new mobile data services besides the voice service that currently predominates today, using more efficient and rapid data transmission technology along with larger bandwidth.

Vodafone Telecel is particularly well positioned to take maximum advantage of these new market opportunities and technological developments to achieve Customer satisfaction and to increase Customer loyalty and use of the cellular service. The Company will continue to lead the revolution in mobile data in Portugal, and has already demonstrated its strong positioning in this area through its launch of a series of pioneering services in the country, such as WAP, GPRS and GPRS in roaming mode, HSCSD on mobile internet and, more recently, MMS (Multimedia Messaging Service).

Vodafone Telecel's principal objectives are to reinforce its competitive position in the market, consolidate its brand image, maintain its position as a pioneer and innovator in mobile data, increase the level of Customer satisfaction (through emphasis on CRM – Customer Relationship Management) and to optimise its cost structure.

During 2002, the Management Board of **Vodafone Telecel** and all the Company's Employees will continue to demonstrate their total commitment and give their best to create value, both for Customers and Shareholders, by continuing to pursue the strategy of growth in revenues and operating cash flow.

18 | Closing Remarks

Vodafone Telecel is one of the most important telecommunications companies in Portugal and a leading player internationally in the cellular market. In terms of service revenues, it is the second largest telecommunications operator in the country. In wider terms of the overall economy, it is also one of the largest, most profitable and most respected Portuguese companies.

Since its foundation, **Vodafone Telecel** has learnt how to create and develop the competencies needed to achieve and maintain the leadership position that it now occupies in the mobile telecommunications market. These competencies enable it to meet with confidence the challenges with which it will be faced and to make best use of the opportunities offered by technological development. **Vodafone Telecel** is the holder of a UMTS system licence and is committed to establishing itself in the so-called mobile third generation, as it did with GSM, as the leading proponent of this market in Portugal, and to making a significant contribution to the development of the Information and Knowledge Society.

19 | Acknowledgements

2001 was yet another year of growth and of consolidation of Vodafone Telecel's competencies. We are certain that the Company will continue to grow in 2002, by responding positively to the new challenges that arise. In concluding this Report, we would wish to express our most sincere appreciation to:
Our Customers, who spur us on with their comments and suggestions and whose expectations we constantly seek to fulfil and exceed.
Our Employees, whose dedication and hard work have made possible the development of one of the most dynamic of Portuguese companies, considerable in both size and profitability, and one that is able to offer an excellent quality of service.
Our Distributors and Suppliers, who have responded efficiently to our demands and who have made themselves key partners in our business.
Our Shareholders, who have given us their unfailing support and co-operation, and whose confidence we believe we will continue to deserve.
The Public and Government Organisations, who have sought to understand our problems and expectations, and discussed matters openly with us.
Lastly, a special word of thanks to the members of our Governing Bodies: the General Council, the Statutory Auditors and the Officers of the General Meeting.

Lisbon, 28 May 2002

THE MANAGEMENT BOARD
António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
Paul Michael Roberti
Paulo Jorge Gonçalves Pereira Rodrigues da Silva


I'm satisfied.

Vodafone Telecel | Report and Accounts 2001 | 01 APRIL 2001 · 31 MARCH 2002

III. Independent Accountant's Opinion and other Legal Notices


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01 | General Council Activity Report - 2001

To the Shareholders of Vodafone Telecel,

As required by law and the Company's Articles, the General Council met regularly during 2001 to fulfil its duty to supervise and monitor the activities of the Management Board and of the Company generally.

In July 2001, the General Council approved the Management Board's Report and the Accounts for the 2000 financial year and the General Council Activity Report for 2000, subsequently submitted for appreciation of the General Assembly and duly approved.

In October 2001, the members of the General Council approved the sale of 80% of TelecelOnline to the Vizzavi Europe Group. On the same date, the General Council reviewed the financial and operating results of **Vodafone Telecel** for the six month period ended in September 2001, having also been referred the intention to proceed with an initiative in the context of the creation of a company to share telecommunications infrastructures. Also at that meeting the studies and campaigns related to the brand migration process were reviewed. The Company's General Council showed to be very pleased with the success of the brand transition process leaded by the Company's management, which, reflecting the Company's link to the world's largest mobile community, is expected to reinforce the competitive skills of the Company.

At the General Council's meeting in December 2001, the membership of the Remuneration and Audit Committees was approved. At the same meeting, the Board analysed the regulatory and competition framework for the cellular market in Portugal.

In March 2002, the General Council approved the Budget and Business Plan for 2002, setting the framework for the Company's operations during that year. Also at that meeting, the Council re-elected António Carrapatoso, António Coimbra and Paulo Rodrigues da Silva as members of the Company's Management Board for the three years ending in 2004.

The General Council expresses its pleasure at the dynamism and excellence of management shown by the Company and its Board of Management during 2001, which is demonstrated by the continued improvement in its financial and operating indicators and in the achievement of the established goals, and which has enabled the consolidation of the Company's strong position in the telecommunications market in Portugal.

Lisbon, 28 May 2002

The General Council

02 | Stock Trading Activity by Management Board and General Council Members

GENERAL COUNCIL	Held at 31/03/01	Acquired between 01/04/01 and 31/03/02	Sold between 01/04/01 and 31/03/02	Balance at 31/03/02
	Shares	Shares	Shares	Shares
MEMBERS				
José Miguel Alarcão Júdice (Chairman)	-	10	-	10
Emanuele Tournon	-	10	-	10
Hans Anthony Kuropatwa	-	10	-	10
Ignatio Mas Ribo	-	10	-	10
Isabel Maria de Lucena Vasconcelos Cruz de Almeida Mota	-	10	-	10
Pietro Guindani	-	10	-	10
Vittorio Colao	-	10	-	10

MANAGEMENT BOARD	Held at 31/03/01	Acquired between 01/04/01 and 31/03/02	Sold between 01/04/01 and 31/03/02	Balance at 31/03/02
	Shares	Shares	Shares	Shares
MEMBERS				
António Carrapatoso	16,000	-	6,000	10,000
António Coimbra	10,000	-	-	10,000
Paul Michael Roberti	-	-	-	-
Paulo Rodrigues da Silva	-	-	-	-

António Carrapatoso
On 7 February 2002, sold Vodafone Telecel's 4,399 shares at 9.85 euros and Vodafone Telecel's 1,601 shares at 9.86 euros.

António Coimbra
No purchase or sale of Vodafone Telecel shares was made in the period between 1 April 2001 and 31 March 2002.

Paul Roberti
Does not hold any Vodafone Telecel shares and is not covered by the Company's Stock Option Plan.

Paulo Rodrigues da Silva
No purchase or sale of Vodafone Telecel shares was made in the period between 1 April 2001 and 31 March 2002.

Chartered Accountant
The firm Ledo, Morgado e Associados - Statutory Auditors (SROC) does not hold any shares or bonds in the Company.
Mr. Manuel Maria de Paula Reis Boto does not hold any shares or bonds in the Company.

03 | List of Qualified Shareholders of the Company Share Capital

In compliance with the terms of Article 6, paragraph 1, sub-paragraph e) of CMVM Regulation 11/2000 (as amended by CMVM Regulation 24/2000), we give below the list of Shareholders who hold at least 2% of the voting rights in the share capital of Vodafone Telecel as at 31 March 2002:

	31/03/02		
Shareholder	No. of Shares	% of Share Capital	% of Voting Rights
Vodafone Europe B.V.	109,411,070	50.89%	51.00%
Government of Singapore Investment Corporation Pte Ltd	4,354,141	2.03%	2.03%
Others	*100,767,770*	*46.87%*	*46.97%*

• At 31 March 2002, Vodafone Telecel held 467,019 own shares, corresponding to 0.22% of the number of shares representing the Company's share capital.

Vodafone Europe B.V. directly holds a total of 109,411,070 shares in the Company, representing a holding of 50.89% of the share capital and 51.00% of the voting rights. At 31 March 2002, the Government of Singapore Investment Corporation Pte Ltd held 4,354,141 Vodafone Telecel shares, corresponding to a holding of 2.03% of the share capital and of the voting rights. The remaining 100,767,770 shares, equivalent to 46.87% of the share capital and 46.97% of the voting rights, were dispersed on the stock market.

04 | Extract from the Minutes of the Vodafone Telecel General Council Meeting

(...)

4 - Approval of the 2001 Report and Accounts

Mr. António Carrapatoso, Chairman of the Board of Management, presented the Board of Management Report and the Financial Statements for the year 2001, period from 1 April 2001 to 31 March 2002, and provided an overview of the most relevant events of the year as well as a summary of the Report's content.

Mr. Manuel Boto from the Chartered Account firm "Ledo, Morgado e Associados" expressed his confidence in the Accounts stating that they reflect the truly Company situation. Mr. Manuel Boto reiterated his unqualified opinion of the 2001 Accounts and recommended that the General Council approve the Accounts.

Mr. José Miguel Júdice expressed his satisfaction on the excellent performance of the Company and its Management during 2001, for the benefit of all Shareholders. Ms. Isabel Mota and Mr. Emanuele Tournon seconded this opinion. Mr. José Miguel Júdice then requested the Council to vote its approval for the Board of Management Report and the Financial Statements for the year 2001. They were approved by unanimous vote.

5 - Approval of the 2001 General Council Report

The Council reviewed the General Council Activity Report for 2001, which was put to vote and unanimously approved.

(...)

28 May 2002
Lisbon, Portugal

05 | Report of Independent Accountants

To the Shareholders of
Vodafone Telecel – Comunicações Pessoais, S.A.

1. We have audited the accompanying balance sheet of the Vodafone Telecel – Comunicações Pessoais, S.A. as of March 31, 2002, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with audit standards generally accepted in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Portugal.

DELOITTE & TOUCHE

May 28, 2002


I'm tuned in.

Vodafone Telecel | Report and Accounts 2001 | 01 APRIL 2001 · 31 MARCH 2002

IV. Financial Statements


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vodafone

01 | Balance Sheet on 31 March 2002

(Amounts expressed in Euros)

ASSETS	Note	31-03-2002 Gross Assets	31-03-2002 Depreciation and provisions	31-03-2002 Net Assets	31-03-2001 Net Assets
FIXED ASSETS					
Intangible assets					
Installation expenses		38,075,210.43	33,436,566.65	4,638,643.78	6,951,649.14
Research and development expenses		37,905,167.37	26,988,557.35	10,916,610.02	8,120,036.29
Industrial property and other rights		1,170,447.56	38,128.30	1,132,319.26	1,143,615.48
Work in progress		114,885,747.75		114,885,747.75	105,347,581.28
	8,10	192,036,573.11	60,463,252.30	131,573,320.81	121,562,882.19
Fixed assets					
Land and natural resources		4,058,249.31		4,058,249.31	3,779,202.73
Buildings and other constructions		103,340,485.59	32,140,666.09	71,199,819.50	65,843,772.41
Machinery and equipment		640,815,848.07	288,201,277.74	352,614,570.33	337,100,911.51
Transportation equipment		11,838,698.90	6,797,732.83	5,040,966.07	4,283,681.93
Tools and other equipment		22,671,982.46	15,511,005.93	7,160,976.53	7,494,523.89
Office equipment		156,415,000.25	106,587,088.50	49,827,911.75	43,388,477.79
Other fixed assets		56,795.63	55,378.97	1,416.66	2,407.63
Work in progress		111,717,925.30		111,717,925.30	68,831,032.59
	10	1,050,914,985.51	449,293,150.06	601,621,835.45	530,724,010.48
Financial investments					
Investment in group companies					2,917,695.59
Loans to group companies		3,331,613.19		3,331,613.19	3,990,383.18
Capital shares in associated companies		325,712.05		325,712.05	114,186.24
Capital shares in other companies		146,250.00		146,250.00	146,250.00
	10	3,803,575.24		3,803,575.24	7,168,515.01
CURRENT ASSETS					
Stocks					
Merchandise	21,22,34	22,119,023.14	3,082,435.11	19,036,588.03	23,367,257.42
Advances for purchases					
		22,119,023.14	3,082,435.11	19,036,588.03	23,367,257.42
Short term receivables					
Trade debtors		142,613,151.03		142,613,151.03	124,108,799.64
Doubtful trade debtors	23,34	88,122,569.65	87,718,535.77	404,033.88	481,755.65
Advances to customers					
Group companies					
Other associated companies		24,316.40		24,316.40	
Other shareholders					
Advances to trade creditors		5,453,043.09		5,453,043.09	5,776,812.99
Advances to fixed assets suppliers		88,553.53		88,553.53	67,076.90
State and public entities	48	1,053,162.95		1,053,162.95	1,083,249.04
Other debtors		11,156,488.46		11,156,488.46	2,410,263.49
		248,511,285.11	87,718,535.77	160,792,749.34	133,927,957.71
Bank deposits and cash in hand					
Cash at banks		1,877,560.42		1,877,560.42	1,574,464.12
Cash in hand		77,603.95		77,603.95	54,580.24
		1,955,164.37		1,955,164.37	1,629,044.36
Accruals and deferrals					
Accrued income	49	84,134,243.99		84,134,243.99	61,619,775.74
Deferred costs	49	63,904,675.32		63,904,675.32	62,637,360.70
		148,038,919.31		148,038,919.31	124,257,136.44
Total depreciation			509,756,402.36		
Total provisions			90,800,970.88		
Total assets		1,667,379,525.79	600,557,373.24	1,066,822,152.55	942,636,803.61

» The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	31-03-2002	31-03-2001
SHAREHOLDERS' EQUITY			
Share Capital	36,37,40	107,500,000.00	107,500,000.00
Own Shares			
Nominal value	40	(233,510.51)	(233,510.51)
Share premium	40	(6,537,027.90)	(6,537,027.90)
Supplementary contributions			
Reserves			
Legal reserves	40	19,415,400.65	15,370,608.53
Statutory reserves			
Contractual reserves			
Special reserves	40	248,258,671.22	171,407,620.86
Retained earnings	40		
Net income	40	104,830,584.15	80,895,842.48
Anticipated dividends			
Total shareholders' equity		473,234,117.61	368,403,533.46
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pensions			
Other provisions for risks and charges	34	27,361,584.44	17,112,485.49
		27,361,584.44	17,112,485.49
LIABILITIES - MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES - SHORT TERM			
Bank loans	52	46,818,265.92	54,787,394.23
Advances on sales			
Trade creditors		56,559,621.92	49,353,299.02
Trade creditors - invoices pending approval		54,382,537.31	46,707,380.62
Trade bills payable			
Other shareholders	51	200,000,000.00	240,000,000.00
Fixed assets suppliers		37,898,358.40	41,450,524.90
State and public entities	48	37,991,862.93	13,399,431.12
Other creditors		7,684,734.99	5,924,100.34
		441,335,381.47	451,622,130.23
ACCRUALS AND DEFERRALS			
Accrued costs	49	94,707,610.22	79,238,800.04
Deferred income	49	30,183,458.81	26,259,854.38
		124,891,069.03	105,498,654.42
Total liabilities		593,588,034.94	574,233,270.14
Total shareholders' equity and liabilities		1,066,822,152.55	942,636,803.61

» The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

02 | Statement by Nature of Costs and Income for the Financial Year ended 31 March 2002

(Amounts expressed in Euros)

EXPENSES	Note	01-04-2001 to 31-03-2002		01-04-2000 to 31-03-2001	
Cost of goods sold	41	84,064,449.08		123,662,248.79	
Supplies and services		490,859,797.69	574,924,246.77	391,562,849.31	515,225,098.10
Employee costs					
Salaries and wages	43	45,311,139.30		41,204,474.68	
Social charges and other	43	19,354,576.75	64,665,716.05	16,741,916.09	57,946,390.77
Depreciation and amortisation	10	124,106,085.05		106,047,497.36	
Provisions	34	23,771,775.69	147,877,860.74	12,104,982.96	118,152,480.32
Taxes		18,584,103.89		18,691,186.17	
Other operating costs		58,452,993.62	77,037,097.51	38,598,552.38	57,289,738.55
(a)..........			864,504,921.07		748,613,707.74
Losses of group companies	16,45	2,183,539.13		4,082,304.41	
Reserves for financial investments	16,45	3,643,652.07			
Interest payable and other financial expenses	45	20,754,680.77	26,581,871.97	18,038,307.65	22,120,612.06
(c)..........			891,086,793.04		770,734,319.80
Extraordinary charges	46	23,324,925.52	23,324,925.52	6,473,188.77	6,473,188.77
(e)..........			914,411,718.56		777,207,508.57
Income tax	6	61,224,930.26	61,224,930.26	49,954,790.52	49,954,790.52
(g)..........			975,636,648.82		827,162,299.09
Net income			104,830,584.15		80,895,842.48
			1,080,467,232.97		908,058,141.57

INCOME	Note	01-04-2001 to 31-03-2002		01-04-2000 to 31-03-2001	
Sales	44		68,509,704.56		78,609,227.30
Services rendered	44		956,648,594.41		820,155,053.14
Capitalisation of own costs	3		1,345,161.47		
Subsidies					
Supplementary income and other operating income			1,864,756.79		2,511,399.43
(b)..........			1,028,368,217.23		901,275,679.87
Profits of group companies	16,45	211,525.80			
Interest received on bonds and investment securities	45	748,389.11		418,553.27	
Other financial income	45	2,413,427.10	3,373,342.01	5,184,240.03	5,602,793.30
(d)..........			1,031,741,559.24		906,878,473.17
Extraordinary income	46		48,725,673.73		1,179,668.40
(f)..........			1,080,467,232.97		908,058,141.57

	01-04-2001 to 31-03-2002	01-04-2000 to 31-03-2001
Operating income	163,863,296.16	152,661,972.13
Financial costs, net	(23,208,529.96)	(16,517,818.76)
Current income	140,654,766.20	136,144,153.37
Income before income tax	166,055,514.41	130,850,633.00
Net income	104,830,584.15	80,895,842.48

» The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

03 | Statement of Income by Functions for the Financial Year ended 31 March 2002

(Amounts expressed in Euros)

	Note	01-04-2001 to 31-03-2002	01-04-2000 to 31-03-2001
Sales and services rendered	44	1,025,158,298.97	898,764,280.44
Cost of sales and of services rendered	56	314,246,716.39	302,031,180.75
Gross Profit		710,911,582.58	596,733,099.69
Other operational income		51,935,591.99	3,691,067.84
Distribution costs		414,606,072.68	334,275,411.23
Administrative costs		135,652,132.00	112,307,115.77
Other operational costs		23,324,925.52	6,473,188.77
Operating Income	56	189,264,044.37	147,368,451.76
Net financial costs			
Profit/(loss) in subsidiary		(1,972,013.33)	(4,082,304.41)
Profit/(loss) in other investments		(21,236,516.63)	(12,435,514.35)
Current Income	56	166,055,514.41	130,850,633.00
Income tax before extraordinary items		61,224,930.26	49,954,790.52
Current income after income tax		104,830,584.15	80,895,842.48
Extraordinary income	56		
Extraordinary income tax			
Net Income	56	104,830,584.15	80,895,842.48
Earnings per share		0.49	0.38

» The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

04 | Statement of Cash Flows for the Financial Year ended 31 March 2002

(Amounts expressed in thousands of Euros)

	01-04-2001 to 31-03-2002	01-04-2000 to 31-03-2001
OPERATING ACTIVITIES:		
Received from Customers	960,896	813,636
Payments to suppliers	(541,827)	(464,437)
Payments to employees	(64,543)	(53,808)
Funds from operating activities	354,526	295,389
Payments related to income taxes	(44,873)	(67,304)
Other receipts/(payments) related to operating activities, net	(81,808)	(61,710)
Funds generated before extraordinary items	227,845	166,376
Receipts related with extraordinary items	19,840	
Payments related with extraordinary items	(1,872)	(608)
Cash Flows from operating activities (1)	245,813	165,769
INVESTMENT ACTIVITIES:		
Cash receipts from:		
Financial investments	27,262	
Tangible fixed assets	4,000	933
Intangible assets		
Investment subsidies		
Interest and other income	3,162	5,603
	34,424	6,536
Payments related to:		
Financial investments		(11,251)
Tangible and intangible fixed assets	(210,994)	(294,823)
Other investments		(6,243)
	(210,994)	(312,317)
Cash Flows from investing activities (2)	(176,570)	(305,781)
FINANCING ACTIVITIES:		
Cash receipts from:		
Loans obtained	(47,969)	158,070
Increases in share capital		
Subsidies		
	(47,969)	158,070
Payments related to:		
Loans obtained		
Interest and related expenses	(20,948)	(17,478)
Other financing activities		
	(20,948)	(17,478)
Cash Flows from financing activities (3)	(68,917)	140,592
Variation of cash and equivalents (4) = (1) + (2) + (3)	326	580
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	1,629	1,049
Cash and cash equivalents at the end of the period	1,955	1,629

» The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

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v. Notes on the Financial Statements

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01 | Notes on the Financial Statements for the Financial Year ended 31 March 2002

(Amounts expressed in thousands of Euros - thEur)

I INTRODUCTION

Telecel - Comunicações Pessoais, S.A. associated its brand with **Vodafone** as of January 2001, thus reflecting the Company's relationship with the leading world-wide mobile communications Group.

In October 2001, the Company concluded a successful migration to the **Vodafone** brand, and since then it has kept on a path of maximum brand awareness, enhancing the advantages the Customer gets from its association with the largest mobile community in the world. **Vodafone Telecel** will continue to create added value for its Customers and Shareholders, based on its internal strengths.

Consolidation of the **Vodafone** brand in Portugal led to the General Assembly of 10 October 2001 approving the Company's new legal name: **Vodafone Telecel** – Comunicações Pessoais, S.A. ("**Vodafone Telecel**").

Vodafone Telecel was founded on 15 May 1991, and principally provides mobile telecommunication services under a 15-year license granted on 18 October 1991 by the Portuguese Government through the national communications authority Anacom - Autoridade Nacional de Comunicações. The business activity of the Company is subject to the terms of this license.

In December 1998, Telechamada - Chamada de Pessoas, S.A. was merged into Telecel - Comunicações Pessoais, S.A., the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Vodafone Telecel** based on the related book value as at 31 December 1997.

As a result of the merger, **Vodafone Telecel** began providing paging services that were previously provided by the acquired subsidiary. Following approval by Anacom on 27 October 1998, the original 15-year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Vodafone Telecel**. This new business activity of the Company is subject to the terms of this license.

The shortfall observed in the paging services, both in terms of Customer traffic and of the number of market operators, stems from the growing communication needs of our Customers, which largely exceed the capacities of this kind of service, but also from the launch of alternative technologies (SMS and GPRS) that give a better response to those needs.

The continuing reduction in the number of Customers, together with the low income this activity generates and the high operating and maintenance costs, diminished **Vodafone Telecel**'s commercial interest in those services. Consequently, the Company informed Anacom it would stop supplying paging services as of 15 October.

The cessation of the paging services by **Vodafone Telecel** did not cause any problem for the Company's Customers, since alternative services were on hand at no additional cost.

In order to complete its offer of mobile telecommunications services, **Vodafone Telecel** applied to Anacom for operating licenses for indirect fixed telephone services and for direct fixed service via radio. The licenses, both valid for 15 years starting 1 January 2000, were granted in 1999. Operation of the indirect fixed telephone services started at the date of the license, whereas the direct access service through **Vodafone Telecel**'s fixed network, using FWA (Fixed Wireless Access) as the main channel, started pilot operations in June 2000.

In June 1999, **Vodafone Telecel** started its Internet operations as a service and content provider. The success of the new activity, together with the need to specialize the commercial exploitation of each of the business areas, led to the creation on 9 October 2000 of a fully owned subsidiary, TelecelOnline - Comunicações e Serviços, S.A., for the establishment, management and operation of telecommunication infrastructures, the supply of telecommunication services and the development, management and operation of interactive content and services. TelecelOnline has a share capital of thEur 5,000 represented by 5 million shares with a nominal value of Eur 1 each.

The share capital is made up of cash and assets:

- Eur 545,804 in cash;
- Eur 4,454,196 through a transfer of fixed assets related to the activities to be developed by the company in the Internet sector;

On 3 August 2001, **Vodafone Telecel** and the Vizzavi Europe Group agreed in principle to the sale of 80% of TelecelOnline. On 31 October, the parties signed a contract defining the calendar for the transaction, as well as the modus operandi to define the value of the transaction.

The price of 80% of TelecelOnline's share capital was established at thEur 33,934, following an independent valuation of the Company. This amount was adjusted by thEur 7,331, which corresponds to 80% of the financing loan granted by **Vodafone Telecel** to TelecelOnline in the run up to the Vizzavi transaction. The cash generated by the operation for **Vodafone Telecel** was therefore thEur 26,603 (see Note 46). On December 2001, Vizzavi Europe had stated in its accounts a prepayment of thEur 32,080 for this transaction, and therefore **Vodafone Telecel** will now repay an amount of thEur 5,477 to Vizzavi.

Vizzavi Europe is a joint venture held in equal shares by Vodafone Europe B.V., the world's largest mobile telecommunications operator, and Vivendi Universal, the media and contents worldwide giant. The main thrust behind this financial operation was the prospect of a Portuguese gateway allowing users to access both national and international contents, as well as communications and entertainment services, using the vast experience and know-how of both shareholders, namely in the mobile and content tecnologies.

As part of **Vodafone Telecel**'s continuing strategy to position itself as an integrated supplier of telecommunications and information services, on 24 October 2000 **Vodafone Telecel** and Cfocus – Soluções de Marketing, S.A. created CelFocus – Soluções Informáticas para Telecomunicações, S.A., a joint venture for the development and marketing of Customer Relation Management (CRM) solutions for the telecommunications sector at both national and international level. CelFocus has a share capital of thEur 100 represented by 100,000 nominal shares with a nominal value of Eur 1 each, of which **Vodafone Telecel** holds 45%. CelFocus' share capital was fully paid-up in cash at the date of the memorandum and articles of association.

The need to optimise the role of information technologies (IT) as a telecommunications market support was a decisive factor behind **Vodafone Telecel**'s decision to take an 80% share in Nexenter – Centros de Tecnologia de Informação, S.A., incorporated on 22 February 2001, an IT service provider whose functions include the management of IT support infrastructures, the technical management and operation of computer systems, the supply and management of connectivity capacities access to software applications under its responsibility and the management of computer operations, both in-house and at the premises of business partners. Nexenter has a share capital, fully paid-up in cash, of thEur 2,500 represented by 2,500,000 shares with a nominal value of Eur 1 each. Nexenter's operations started up on 1 April 2001.

In order to maintain a leading position in the Portuguese cellular telephony market thanks to a cellular phone-Internet convergence and UMTS development in Portugal, on 29 September 2000 **Vodafone Telecel** applied for a UMTS license, granted by a Government Act on 19 December, following the call for tender for four nationwide UMTS licenses. The license has a 15-year duration, ending on 11 January 2016, and **Vodafone Telecel** will be subject throughout to the legal obligations in force for the operations licensed.

The commercial launch of the third generation mobile services (UMTS), initially foreseen for 1 January 2002, was adjourned until 31 December 2002, since the licencesed operators and the regulator Body (Anacom) agreed that the Companies that had obtained the licences could not start operations earlier due to the lack of sufficient network infrastructure and terminal equipment in the market at that time. This decision is still pending a second evaluation of market evolution which will take place until the end of 2002.

On 16 April 2001, the **Vodafone Telecel** Foundation for the Development of the Information Society was created. This institution results from commitments undertaken by **Vodafone Telecel** at the time it obtained its UMTS licence.

The new Foundation will namely promote scientific and technological research aiming to the development of the Information Society, training and professional qualification in the telecommunications and IT sectors, develop special social integration projects, promote development of contents and initiatives benefiting the Portuguese language and culture on the Internet, and support the development of Portuguese companies in the computer and telecommunications sectors.

The Foundation's initial patrimony consists of a fund of thEur 4,988, to be paid on the following dates:

- thEur 1,496 in December 2001, already paid (see Note 46 – Donations);
- thEur 3,492 before 30 June 2003.

Should the Foundation cease to exist, its assets will continue to be allocated to achieving the goals set at the time of its creation. Their management may then be taken over by a specialised company.

On 21 March 2002, the Portuguese Certification Association (APCER) certified the whole of **Vodafone Telecel**'s organisation according to standard NP EN ISO 9002:2000. **Vodafone Telecel** thus become the first telecommunications operator in Portugal to obtain this internationally recognised certification for the whole of its structure, a recognition of its Quality Management System as an essential tool for the continuous improvement of its organisation and its internal procedures and working methods, ultimately reflected in Customer satisfaction.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, of 21 November, as modified by Decree Law no. 238/91, of 2 July. The notes that are not included are not applicable.

NOTE 2 - COMPARATIVE FIGURES

Following the merger, on 30 June 1999, between the Vodafone Group Plc and Air Touch Communications Inc., the majority Shareholder of **Vodafone Telecel** changed its trading name to Vodafone AirTouch (Europe) B.V. On 4 September 2000, through a change in the memorandum and articles of association, this denomination was changed to Vodafone Europe B.V. (see Note 37).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Vodafone Telecel** successfully applied to the Portuguese tax authorities for a change in its tax accounting period.

Following this change, **Vodafone Telecel** adopted a 12-month accounting period beginning on 1 April 2000.

The Company is fully convinced that the use of an accounting period that is not equivalent to the calendar year will not result in any distortion in the analysis of the Company's results.

In order to minimize the impact of the compulsory adoption of the euro as internal currency as of 2002, **Vodafone Telecel** changed its accountancy support's computer systems from escudos to euro in April 2001. Given the complexity of the Company's billing systems, adoption of the euro as the monetary unit for billing only started in December 2001. The objective of this phased approach was to guarantee the maintenance of high quality services to Customers.

Values presented for the period ended on 31 March 2002 are in every significant respect comparable to the values presented in the previous financial year for the corresponding period. Comparisons were made using a fixed exchange rate of PTE 200.482 for the EUR.

NOTE 3 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Company and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) RECOGNITION OF REVENUES AND EXPENSES

Revenues and expenses are recorded on the accruals basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) INTANGIBLE ASSETS

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: (i) operating expenses incurred during the Company's start-up period, (ii) expenses related to the development of the network, (iii) expenses related to the tender for a license to operate as a mobile telecommunications operator, fixed operator and Internet provider (iv) expenses directly related to the development of the Company's commercial operations, (v) costs incurred with the extension of the initial warranty period of the network equipment, (vi) expenses related to the technical support of the development and optimisation of the network operations, (vii) lease line installation fees and (viii) costs related to promotional campaigns for new businesses and acquiring new Customers.

The amortisation policy is directly related to the nature of the costs incurred, as follows:

- Expenses related to tenders and associated studies are amortised on a straight-line monthly basis over the period of the license (15 years), starting from the date at which the business activity under tender is launched.
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, starting from the date on which the costs are incurred.

c) FIXED ASSETS

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-Law 2/90, of 12 January, and do not differ significantly from the useful lives of the related assets, as follows:

	Useful live (years)
Buildings and other constructions	10 to 50
Plant and equipment	6 to 10
Network software	3
Other	3 to 10

Depreciation of the tangible fixed assets directly related to the telecommunications network (with the exception of software applications) acquired up to 31 December 1995 was calculated according to the progressive rates method, following approval by the Tax Administration. As of 1 January 1996, given the Company's development in terms of number of service users and volume of telecommunications reception and transmission equipment, the Company decided to apply the straight-line method for the calculation of the depreciation of tangible fixed assets acquired after that date.

As a result of the continuous technological changes in network software, management revised with effect from 1 January 1996 the estimated useful life of network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software at 31 December 1995, have been revised prospectively, the effect of which was recorded in Other provisions (see Note 34).

As a complement to its main business activity as a provider of mobile telecommunications services, Vodafone Telecel capitalises cellular phones for replacement at Customer-level while their equipment is under repair by the manufacturer. Given the electronic equipment obsolescence indexes, together with the fast degradation rate of equipment supporting this activity, Vodafone Telecel requested and obtained from the Tax Administration approval to use a degressive tax rates for those assets, while maintaining their useful life period (5 years).

d) FINANCIAL INVESTMENTS

Financial investments by Vodafone Telecel are shown using the equity method, and the accounting of social costs reflects the full own capital and results from said subsidiaries.

According to the accounting principles contained in Accounting Directive no. 9, the equity method was discontinued as of April 2001 and January 2002, for TelecelOnline and Nexenter, respectively. On those dates, Vodafone Telecel's losses in those subsidiaries equalled the amounts recorded in the investment accounts, which were consequently brought to zero (see Note 16). Losses by these subsidiaries, not reflected on Vodafone Telecel's "Losses on financial investments", were recorded as "Provisions for losses on financial investments".

Since the net results and transactions between the Groups' Companies are relatively small, the adoption of the integral consolidation method would not change the presentation of the financial results for the Group's Companies in any substantial way, and therefore, under the terms of article 4 of the Decree Law 238/91 of 2 July, no consolidated financial statements will be presented for the Group.

e) FINANCIAL LEASING

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability under the heading "Fixed assets suppliers" (see Note 15).

f) INVENTORIES

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

g) ACCRUED EXPENSES AND INCOME, PREPAID EXPENSES AND DEFERRED INCOME

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

h) CUSTOMER CONTRACTS

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract (see Notes 41 and 49).

i) PROVISION FOR DOUBTFUL DEBTS

The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

j) PROMOTIONAL PROGRAM

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage. Given that the Company has maintained this commercial strategy, the initial estimation was adjusted throughout the several accounting exercises. The net results at the end of each accounting year are a function of the forecast usage of points by the subscribers and of their estimated useful life.

k) STOCK OPTION PLAN

Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 3 n) and 53) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Vodafone Telecel** shares are vested. Whenever the market price of the related shares goes over the price at which the Company grants the shares under the stock option plans, a reserve is created to face the future costs.

l) CORPORATION TAX

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 6).

Until 31 December 1997, the company did not account for deferred taxes.

However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for corporation tax purposes in different financial years (see Note 6).

During the financial year ended on 31 March 2002, and according to the generally accepted accounting principles which are at the core of the Company's financial statements, **Vodafone Telecel** chose to account in an adequately separate manner for deferred taxes (assets and liabilities), under the headings "Accrued Income" and "Accrued Expenses" (see Notes 6 and 49).

m) PENSION SCHEME

In May 1998, the Company set up a contribution pension scheme covering all Employees. The Company's pension cost for the year is the amount effectively contributed into the pension fund (see Note 55).

n) OWN SHARES

Following internal directives from the Vodafone Group, **Vodafone Telecel** maintained the own shares portfolio it acquired on the stock market with a view to owning the full stock of shares committed under different stock option plans (see Notes 3 k), 40 and 53).

This acquisition of own shares fulfils all the legal requirements of the applicable corporate legislation, and accounting was done in compliance with the dichotomy foreseen under the Official Accounting Plan between the face value and premiums and discounts.

o) BILLING OF PENALTIES TO CUSTOMERS FOR BREACH OF CONTRACT

The Company recorded penalties billed to Customers who breached their contracts during the period under the heading "Extraordinary income", since it does not consider those penalties to stem directly from its main business activities. However, since no historical data exists on the probability of recovering those amounts, the Company took a cautious approach and recorded an adequate provision for doubtful debt risks under the heading "Extraordinary provisions" (see Notes 34 and 46).

p) CAPITALISATION OF OWN COSTS

In accordance with normal procedures in the telecommunications industry and taking into account the need to allocate Company resources to the implementation of the UMTS project, **Vodafone Telecel** recorded the wage costs of Employees working exclusively for the project during the financial year under the heading "Capitalisation of Own Costs".

The amount accounted reflects the number of Employees actually working in the project, which will be reviewed quarterly according to the project's development and to the need to allocate any further human resources.

The amounts accounted for this period will be transferred to "Fixed assets" from the time when the technology is made available to Customers. Amortisation will be done according to the criteria defined in Note 3 b) for intangible assets.

NOTE 4 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, Vodafone Telecel has converted to euro all assets and liabilities denominated in a foreign currency at 31 March 2002, using the triangulation with the euro conversion rate.

The SDR and the USD are the two variable currencies most used by Vodafone Telecel in its transactions with foreign partners. Sales and acquisitions denominated in SDR were not re-evaluated at the end of the period, since these transactions are originally accounted on the basis of a defined exchange rate for payment. As regards the USD, an exchange rate to EUR of 0.87340 was used for all assets and liabilities.

The resulting exchange gains and losses are recorded in the statement of income.

NOTE 6 – CORPORATION TAX

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 3 l)).

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (10 years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. On the basis of previous routine inspections, the Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

Following the approval of the 2000 State Budget, the current corporation tax rate (including carryover) was set at 35.2%.

Corporation tax (IRC) recorded as costs in the period ending on 31 March 2002 is corrected by the accounting of deferred taxes incurred during the period through the respective temporary differences.

The corporation tax rate used for the calculation of deferred taxes incurred during the period was 33% (including "Derrama"), due to an expected reduction in corporation tax rate in the 2002 State Budget.

	31-03-2002	31-03-2001
Corporation tax to be paid	68,951	51,968
Deferred taxes	(7,726)	(2,013)
Accounted corporation tax	61,225	49,955

The headings that resulted in the accounting of deferred taxes stated by the Company as accrued costs and income on 31 March 2002 are as follows:

	31-03-2002				31-03-2001			
	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)
Provisions for doubtful debts	33,562		11,075		7,260		2,555	
Provisions for sundry risks	7,090		2,340		5,684	455	2,001	160
Accumulated amortisation					1,397		492	
Accrued expenses	4,872		1,608		6,309		2,221	
Gain on disposals		570		188				
	45,524	570	15,023	188	20,650	455	7,269	160

The corporation tax rate for the period ended 31 March 2002 was 41.5% (2000: 38.2%)

NOTE 7 - AVERAGE NUMBER OF PERSONNEL

The average number of personnel in the period from 1 April 2001 to 31 March 2002 was 1,793 (2000: 1,691).

NOTE 8 - INTANGIBLE ASSETS

	31-03-2002	31-03-2001
Start-up costs:		
Start-up expenses	12,174	12,104
Tender study	1,390	1,390
Share capital issue costs	1,458	1,458
Network development and set up studies	8,485	8,485
Other start-up costs (a)	14,568	13,787
	38,075	37,224
Accumulated amortisation	(33,436)	(30,272)
	4,639	6,952
Research and development costs (b)	37,905	30,557
Accumulated amortisation	(26,988)	(22,437)
	10,917	8,120
Intellectual property and other rights:	1,170	1,170
Accumulated amortisation	(38)	(26)
	1,132	1,144
Work in Progress (c)	114,886	105,348
Total	**131,573**	**121,563**

(a) Other start-up costs mainly represent costs of incorporation and of commercial expansion of the Company.
(b) Research and development costs mainly include costs incurred with engineering studies related with network planning, and costs related to promotional campaigns for the development of new services and new products in accordance with Vodafone Telecel's commercial strategy.
(c) "Work in progress" includes, for the current period, the cost of the UMTS licence granted to Vodafone Telecel, to the tune of thEur 99,760, paid in December 2000. This amount will only be accountable as a fixed asset from the moment when the technology is made available to Customers (see Introduction).

NOTE 10 - FIXED ASSET MOVEMENTS

Assets	Opening balance 31-03-2001	Additions	Transfers	Disposals	Closing balance 31-03-2002
INTANGIBLE ASSETS:					
Start-up costs	37,224	216	644	(8)	38,076
Research and development costs	30,557	5,576	2,027	(255)	37,905
Intellectual property and other rights	1,170				1,170
Work-in-progress	105,348	11,822	(2,284)		114,886
	174,299	**17,614**	**387**	**(263)**	**192,037**

Assets	Opening balance 31-03-2001	Additions	Transfers	Disposals	Closing balance 31-03-2002
FIXED ASSETS:					
Land and natural resources	3,779	279			4,058
Buildings and other constructions	89,790	2,974	10,655	(79)	103,340
Plant and equipment	549,521	1,425	93,871	(4,001)	640,816
Transportation equipment	9,523	900	2,074	(658)	11,839
Tools and other equipment	20,570	2,983	613	(1,494)	22,672
Administrative equipment	125,664	21,399	10,677	(1,325)	156,415
Other tangible fixed assets	57				57
Construction in progress	68,831	161,164	(118,277)		111,718
	867,735	**191,124**	**(387)**	**(7,557)**	**1,050,915**

Assets	Opening balance 31-03-2001	Additions	Disposals	Equity	Closing balance 31-03-2002
FINANCIAL INVESTMENTS:					
Investments in group companies	2,918		(734)	(2,184)	
Investments in associated companies	114			212	326
Loans to group companies	3,991		(659)		3,332
Securities and other financial instruments	146				146
	7,169	0	(1,393)	(1,972)	3,804

Amortisation	Opening balance 31-03-2001	Additions	Transfers	Disposals	Closing balance 31-03-2002
INTANGIBLE ASSETS:					
Start-up costs	30,272	3,168		(3)	33,437
Research and development costs	22,437	4,640		(89)	26,988
Intellectual property and other rights	27	11			38
	52,736	7,819		(92)	60,463
FIXED ASSETS:					
Buildings and other constructions	23,947	8,198		(3)	32,142
Plant and equipment (Note 34) (a)	212,420	77,213	(440)	(992)	288,201
Transportation equipment	5,239	2,179		(621)	6,797
Tools and other equipment (b)	13,076	3,511	(1)	(1,075)	15,511
Administrative equipment	82,275	25,185		(873)	106,587
Other tangible fixed assets	54	1			55
	337,011	116,287	(441)	(3,564)	449,293
Total	**389,747**	**124,106**	**(441)**	**(3,656)**	**509,756**

a) The amount of thEur –440 accounted as a transfer under the heading "Plant and equipment" corresponds to the Balance Sheet reclassification of provisions for other assets and liabilities stemming from the Company's accounting policies for the amortisation of its telecommunications network support software (see Notes 3 c) and 34).

b) The amount of thEur 1 shown as accruals and transfers under the heading related to amortisation of parts and other equipment refers to accrued costs during the period (see Note 49).

vodafone

NOTE 11 - CAPITALISATION OF INTEREST ON FINANCING OF FIXED ASSETS

In the period ended 31 March 2002, as in other comparable periods, **Vodafone Telecel** did not capitalise interest related to the financing of fixed assets during the construction phase.

NOTE 14 - ADDITIONAL INFORMATION RELATED TO TANGIBLE FIXED ASSETS

	31-03-2002	31-03-2001
a) Fixed assets in land belonging to third parties		
Network equipment	601,859	520,383

NOTE 15 - FINANCIAL LEASING

	Gross value	Accumulated Amortisation	Net value
Transport equipment	1,048	262	786

As indicated in Note 3 e), assets acquired under finance lease contracts are accounted for as fixed assets. To this end, on 31 March 2002 an amount of thEur 893 is stated under the heading "Amounts payable to suppliers of fixed assets" (31-03-2001: thEur 489).

NOTE 16 - GROUP COMPANIES AND ASSOCIATED COMPANIES

As at 31 March 2002, **Vodafone Telecel** held shares in the following Companies:

- TelecelOnline – Comunicações e Serviços, S.A.
- CelFocus – Soluções Informáticas para Telecomunicações, S.A.
- Nexenter – Centros de Tecnologia de Informação, S.A.
- SESI – Sociedade de Ensino Superior e Investigação, S.A. (a)

(a) Updated financial data not available as of 31-03-2002.

The relevant information on the financial situation and activity occurred in the period ending 31 March 2002 as regards the group companies and associated companies can be summarized as follows:

Company	Head Office	Shareholders' Equity 31-03-2002	Shareholders' Equity 31-03-2002	Net results 31-03-2002	Ownership (%)
TelecelOnline	Lisbon	5,000	(12,422)	(13,340)	20%
Nexenter	Lisbon	2,500	(1,449)	(3,949)	80%
CelFocus (b)	Lisbon	100	724	444	45%
		7,600	(13,147)	(16,845)	

vodafone

Summary financial information on the associated companies:

	31-03-2002		
	TelecelOnline	Nexenter	CelFocus (b)
Net assets	12,450	2,855	2,328
Liabilities	24,872	4,304	1,604
Shareholders' Equity	(12,422)	(1,449)	724
Share Capital	5,000	2,500	100
STATEMENT OF INCOME ACCOUNTS:			
Income	5,863	3,134	3,400
Costs	19,203	7,083	2,956
Net Results	(13,340)	(3,949)	444

Net results from the transactions between Vodafone Telecel and the associated companies are as follows:

	31-03-2002		
	TelecelOnline	Nexenter	CelFocus (b)
BALANCE SHEET:			
Amounts due to Vodafone Telecel	12,351	1,291	
Amounts owed by Vodafone Telecel	2,922	197	1,045
Loans from Vodafone Telecel	3,332		
STATEMENT OF INCOME:			
Vodafone Telecel Income	5,812	1,037	
Vodafone Telecel Costs	3,147	1,858	3,358

(b) CelFocus uses an accounting period corresponding to the calendar year. Data relating to this company was adjusted to the accounting period used by Vodafone Telecel (01-04-2001 to 31-03-2002).

Vodafone Telecel uses the equity method to account its investments in the share capital of associated companies. As regards Vodafone Telecel's investments in TelecelOnline and Nexenter, the equity method was discontinued during the period, according to the accounting principles contained in Accounting Directive no. 9, which states that the equity method should be discontinued whenever the investors' losses equal or exceed the amounts recorded as investments (see Note 3 d)).

The following table shows the transfer of the equity held in TelecelOnline and Nexenter to Vodafone Telecel's accounts, following the discontinuation of the equity method (Accounting Directive no. 9), as well as the record of additional losses as "Provisions for financial investments" (see Note 34).

Company	Share Capital on 31-03-2002	Participation in Share Capital (%)	Shareholders' Equity on 31-03-2002	Retained Earnings and Net Income	Participation in Results 31-03-2002	Equity Method	Provision for Financial Investments
TelecelOnline	5,000	20%	(12,422)	(17,422)	(3,484)	1,000	2,484
Nexenter	2,500	80%	(1,449)	(3,949)	(3,160)	2,000	1,160
	7,500		(13,871)	(21,371)	(6,644)	3,000	3,644

According to article 35 of Company Law, should a company lose at least half of its share capital, its shareholders can either liquidate the company, lower its share capital or pay-in new funds in order to guarantee a coverage of at least two thirds of the share capital.

Given the above, the minimum liability for Vodafone Telecel arising from the coverage of TelecelOnline's and Nexenter's share capital amounted to around thEur 400 and thEur 1,200 on 31 March 2002.

vodafone

NOTE 21 - EXPLANATION FOR EXTRAORDINARY PROVISIONS RELATED TO CURRENT ASSETS

The in-house commercial and logistical rationalisation that took place during the period ended 31 March 2002 allowed Vodafone Telecel to significantly optimise inventory rotation levels, and thus reduce provisions for their cover. Given this fact, the Company reduced provisions for inventory depreciation, aimed at covering the technological and commercial devaluation of phone and accessories inventories (see note 34), by thEur 2,163. From 1 April 2000 to 31 March 2001, this provision had already been reduced by thEur 2,223.

During the same period, the Company destroyed obsolete inventories amounting to thEur 2,836 (2000: thEur 2,456).

NOTE 22 - INVENTORY HELD BY THIRD PARTIES

As at 31 March 2002 the inventory held by third parties amounted to thEur 454 (31-03-2001: thEur 454).

NOTE 23 - DOUBTFUL ACCOUNTS RECEIVABLE

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period (see Note 34).

NOTE 25 - RECEIVABLES AND PAYABLES FROM EMPLOYEES

	31-03-2002	31-03-2001
Receivables	803	352
Payables	82	42

NOTE 32 - LIABILITIES RESULTING FROM UNDERWRITTEN GUARANTEES

On 31 March 2001 and 31 March 2002, guarantees underwritten by Vodafone Telecel were as follows:

Nature	31-03-2002	31-03-2001
Licensing for activities	4,101	3,566
Rentals	883	352
Other	925	112
Total	5,909	4,030

NOTE 34 - MOVEMENTS IN PROVISIONS

Provisions	Opening Balance 31-03-2001	Increase	Decrease	Transfer	Closing Balance 31-03-2002
Provision for doubtful accounts receivable (Note 23)	56,606	37,680	(6,567)		87,719
Other provisions	17,112	11,758	(1,948)	440	27,362
Provision for inventories depreciation (Note 21)	5,246		(2,164)		3,082
Total	78,964	49,438	(10,679)	440	118,163

Other provisions include mainly (i) a provision of thEur 5,619 (31-03-2001: thEur 4,775) to cover costs to be incurred with the promotional program (see Note 3 j)), (ii) a provision of thEur 7,109 (31-03-2001: thEur 4,293) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 50, (iii) a provision of thEur 8,362 (31-03-2001: thEur 4,489) to cover for uncertainty in the recovery of extraordinary bills from Customers and (iv) a provision of thEur 3,644 for financial investments in associated companies in order to absorb the losses taken by those companies following the discontinuation of the equity method accounting (see Notes 3 d) and 16).

Taking into account, on the one hand, the adjournment of the new telecommunications Customer billing systems and, on the other hand, the need to keep the previous billing system up and running, in order to guarantee the keeping of historical records and to allow for functions that are complementary to the new system, the Company revised the need for a provision of thEur 1,397 made during the previous period to cover for the anticipated devaluation of the current billing system. This provision was therefore not included in the current exercise.

The movement during the period for the reduction in the amortisation of the telecommunications network software, stated under the heading "Provisions" with an amount of thEur -440 (2000: thEur –1,536) (see Notes 3 c) and 10), which was transferred in the Balance Sheet from the heading "Other provisions" to the heading "Tangible fixed assets - plant and equipment", is shown in the above table under the heading "Transfer".

The amount shown under "Provision for doubtful accounts receivable", "Decrease" in the above table, to the tune of thEur –6,567 (31-03-2001: thEur 2,700), relates to the cancellation of fully provided claims, based on the measures for simplification of pending legal cases foreseen under the 2000 State Budget and Decree-Law 114/98, of 4 May.

NOTE 36 - SHARE CAPITAL

At 31 December 1998, the Vodafone Telecel share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 (Eur 4.99) each. On 6 July 1999, the Company changed the nominal value of these shares to Eur 5, which resulted in an increase of the share capital by Eur 258,452.13, using the legal reserve.

On 19 November 1999, Vodafone Telecel carried out a share split, changing the nominal value of each share from Eur 5 to Eur 0.5, and therefore issuing 10 new shares for each of the existing 21,500,000 shares. Thus, the share capital currently consists of 215,000,000 shares with a nominal value of Eur 0.5.

NOTE 37 - ENTITIES HOLDING AT LEAST 2% OF THE COMPANY'S SHARE CAPITAL

From 31 March 2001 to 31 March 2002, the Company's shareholder structure did not change.

The Company's shareholders were as follows:

Holding Entities	31-03-2002		31-03-2001	
	Amount	%	Amount	%
Vodafone Europe B.V. (Note 2)	54,707	50.89	54,707	50.89
Government of Singapore Investment Corporation Pte Ltd	2,177	2.03		
Others	50,616	47.08	52,793	49.11
Total	107,500	100.00	107,500	100.00

On 31 March 2002, Vodafone Europe B.V. was the only recognised qualified Shareholder in the Company, with a share of 50.89% of its capital. This Company, formerly designated Vodafone AirTouch (Europe) B.V., changed its denomination on 4 September 2000 (see Note 2).

In accordance with the Company's Articles of Association, as modified by the Shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of thEur 249,399 in one or in several phases, subject to the approval of the General Council.

vodafone

I NOTE 40 - CHANGES IN SHAREHOLDERS' EQUITY

	Opening Balance 31-03-2001	Increase	Decrease	Closing Balance 31-03-2002
Share capital	107,500			107,500
Own shares:				
Nominal value	(234)			(234)
Premium and discounts	(6,537)			(6,537)
Legal reserve	15,371	4,044		19,415
Additional payments				
Free reserves	171,408	76,851		248,259
Other reserves				
Retained earnings		80,896	(80,896)	
Net Income:				
2000	80,896		(80,896)	
2001		104,831		104,831
Total	368,404	266,622	(161,792)	473,234

By decision of the Shareholders at their meeting of 31 July, ratified in a new meeting on 10 October 2001, the distribution of the earnings for the period 1 April 2000 to 31 March 2001 was made as follows: (i) increase of the legal reserve amounting to thEur 4,045, and (ii) increase of other reserves amounting to thEur 76,851.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until those reserves represent 20% of the share capital. This reserve cannot be distributed to the Shareholders, but can be used to increase share capital and to absorb future losses.

On 31 March 2001, as on 31 March 2002, Vodafone Telecel held 467,019 own shares, with an acquisition cost of thEur 6,771 (see Note 3 n)).

According to article 324º of Company Law, Vodafone Telecel own shares in stock must be fully covered by the amount of "Free Reserves".

I NOTE 41 - COST OF GOODS SOLD

The cost of goods sold was calculated as follows:

	2001	2000
Opening inventory	28,613	50,926
Purchases	151,687	170,209
Transfers to fixed assets	(1,725)	(3,014)
Inventory adjustments	(72,392)	(65,846)
Closing inventory	(22,119)	(28,613)
	84,064	123,662

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:

Inventory adjustments	2001	2000
Offers	900	2,451
Internal consumption	5,959	4,845
Deferred customers acquisitions costs (Notes 3 h) and 49)	65,533	58,550
	72,392	65,846

NOTE 43 - REMUNERATION OF THE MANAGEMENT BOARD

Basic remuneration of the Company's Management Board was as follows:

	2001	2000
Management Board (Notes 53 and 55)	1,815	1,323

NOTE 44 - SALES AND SERVICES RENDERED BY ACTIVITIES

The net sales and services provided, was as follows:

	2001	2000
Sales of equipment	68,510	78,609
Services provided and others	956,649	820,155
Total	1,025,159	898,764

NOTE 45 - INTEREST AND OTHER SIMILAR FINANCIAL EXPENSES AND INCOME

Expenses	2001	2000
Interest payable	11,097	6,406
Losses in group and associated companies (Notes 3 d) and 16)	2,184	4,082
Provision for financial investments (Notes 3 d), 16 and 34)	3,644	
Exchange losses	2,046	6,472
Discounts granted for prompt payment	150	212
Other financial costs	7,461	4,949
Total	26,582	22,121

Income	2001	2000
Interest receivable	748	349
Gains in group and associated companies (Notes 3 d) and 16)	212	69
Exchange gains	1,990	5,104
Discounts received for prompt payment	423	53
Other financial income		28
Total	3,373	5,603

vodafone

NOTE 46 - EXTRAORDINARY RESULTS

Expenses	2001	2000
Donations (Note of Introduction)	1,689	173
Bad debts (Note 34)	215	2,411
Losses on inventories	2,856	2,620
Losses on fixed assets	472	835
Fines and penalties	106	17
Extraordinary provisions (Notes 3 o) and 34)	17,910	
Prior year adjustments		394
Other extraordinary losses	77	23
Total	23,325	6,473

Income	2001	2000
Debt recovered (Note 34)	106	29
Gains on assets (Note of Introduction)	26,149	321
Other benefits	1	
Reduction on amortisation/provisions	10	155
Prior year adjustments	343	
Income tax adjustment	1,670	675
Extraordinary income from contractual breach (Notes 3 o) and 34)	19,467	
Other extraordinary income	980	
Total	48,726	1,180

NOTE 48 - STATE AND PUBLIC ENTITIES

	31-03-2002		31-03-2001	
	Receivable	Payable	Receivable	Payable
Value added tax (VAT)	1,053	5,455	1,083	3,379
Social security contributions		1,054		902
Withholding tax (income and corporation tax)		993		1,111
Corporation tax (IRC)		30,339		7,931
Other taxes (Local Authority Tax and Stamp Duty)		151		76
Total	1,053	37,992	1,083	13,399

The value added tax (VAT) payable relates to tax payable to the Portuguese State, whereas the VAT receivable relates to tax payments made to foreign entities and recoverable by Vodafone Telecel directly from the foreign tax authorities.

NOTE 49 - ACCRUED INCOME / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

Accrued income	31-03-2002	31-03-2001
Trade receivables to be invoiced	67,022	52,007
Receivables from suppliers	144	27
Other accrued income	1,945	2,317
Deferred taxes (Note 3 l)	15,023	7,269
	84,134	61,620

Deferred costs	31-03-2002	31-03-2001
Rent	3,603	3,109
Spectrum fees	4,766	4,476
Insurance	37	54
Deferred customers acquisitions costs (Notes 3 h) and 41)	53,704	53,177
Other deferred costs	1,795	1,821
	63,905	62,637

Accrued expenses	31-03-2002	31-03-2001
Salaries payable	13,706	13,583
Financial charges	679	872
Interconnection costs	68,368	48,839
Commissions payable	1,686	3,590
Lease lines	5,192	6,113
Depreciation (Note 10)	1	
Other accrued expenses	4,888	6,082
Deferred taxes (Note 3 l)	188	160
	94,708	79,239

Deferred income	31-03-2002	31-03-2001
Prepaid wireless services and access fees	30,183	26,260

NOTE 50 - CONTINGENCIES

ACTIVATION OF CUSTOMERS

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to additional liabilities which, depending on legal interpretation, can be estimated to be between thEur 2,862 and thEur 12,554 as at 31 March 2002 (see Note 34).

Based on legal advice received, generally favourable to the Company's position, the Board of Directors believes that no extraordinary provision must be made in the financial statements for these contingencies.

NOTE 51 - TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Significant transactions with Vodafone Telecel's major Shareholder and affiliates are as follows:

Company	Transactions value from 01-04-2001 to 31-03-2002		Transactions value from 01-04-2000 to 31-03-2001		Balance at 31-03-2002	Balance at 31-03-2001
	Income	Cost	Income	Cost	Payable	Receivable
Vodafone Europe B.V. and associated companies	12,403	14,185	8,744	11,704	2,847	1,190

Furthermore, as at 31 March 2002 the Company has a loan granted by Vodafone Overseas Finance Ltd., amounting to Eur 200 million, which is recorded as a liability under the heading "Other shareholders payables" (31-03-2001: Eur 240 million). This loan is made up of two credit lines, the first with a total value of Eur 100 million and the second with a total value of Eur 150 million, of which Eur 100 million were committed on 31 March 2002. Both loans are short term with deferred interest during the contract period, in the first case at the Euribor rate plus 0.6% and in the second case at the Libor rate for euro contracts plus 0.325%. Interest incurred during the period amounted to thEur 10,673 (2000: thEur 5,838).

NOTE 52 - BANK LOANS AND OVERDRAFTS

As at 31 March 2002, the bank short term loans, in the amount of thEur 46,818 (31-03-2001: thEur 54,787) are only related to overdrafts, and bear interest at market rates.

NOTE 53 – STOCK OPTION PLAN

The stock option plans in place for the current Board of Management members and for the managerial staff of the Company, made up of Vodafone Telecel shares, can be summarised as follows (see Notes 3 k) and 3 n))

Date of Approval	Stock options granted	Unit price	Stock options cancelled	Stock options taken	Stock options not yet taken
Jan-97	750,000	3.97		750,000	
Dec-98	96,000	17.47	28,334	26,332	41,334
Jun-99	282,500	12.29	4,667	4,833	273,000
Sep-99	84,050	11.37			84,050
May-00	5,000	17.40			5,000
Sep-00 (a)	508,555	15.30			508,555
Dec-00 (a)	23,230	12.40			23,230
Jun-01 (a)	944,210	9.30			944,210
Total	2,693,545		33,001	781,165	1,879,379

Maturity of each of the stock option plans vested on 31 March 2002 is summarised in the following table

Exercise date	Jan-97	Dec-98	Jun-99	Sep-99	May-00	Sep-00 (a)	Dec-00 (a)	Jun-01 (a)	Total
1998	250,000								250,000
1999	250,000								250,000
2000	250,000	26,334	94,167	28,016					398,517
2001		20,666	91,833	28,017	1,666	127,138	5,807		275,127
2002		20,666	91,833	28,017	1,667	127,139	5,807	236,052	511,181
2003					1,667	127,139	5,808	236,052	370,666
2004						127,139	5,808	236,053	369,000
2005								236,053	236,053
Total	750,000	67,666	277,833	84,050	5,000	508,555	23,230	944,210	2,660,544

(a) Stock option plans offered after September 2000 can only be exercised when both the plan maturity conditions and the Company's stock performance criteria are fulfilled.
The latter condition will only be deemed to be filled when, at the date of the relevant evaluation, the Company's Total Shareholder Return (TSR) is equal or higher than the median TSR of the other companies in PSI 30.

The right to exercise the stock options in each of the plans ends 7 years after granting.

In the period ended on 31 March 2002, Vodafone Telecel did not record any provision to support the costs to be incurred under these plans, since the market value of the Company's shares is below the foreseen buying price.

During this period, an additional new incentive was offered to Employees, consisting of a global stock options plan for Vodafone Group Plc "GEM option" shares, under which eligible Employees will be able to buy those shares at a fixed price on a given date in the future.

The plan is reserved for effective Employees of any of the Group companies as of 2 May 2001 and at the date of the plan's issuing.

The stock option can only be exercised after 3 years, and a maximum limit of 50% of the Employee's basic salary at the date of the plan's launch was defined.

Participation in the plan is optional.

No additional costs are foreseen for Vodafone Telecel as a consequence of the plan.

NOTE 55 - COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all Employees with more than six months of service, including Board members (see Note 3 m)). As of May 1998, the Company set up the aforementioned scheme, which is funded by both the Company and its Employees contributions (by their own option). The Pension fund is managed by an independent pension fund management institution.

In accordance with the terms of the plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual payroll, depending on both the percentage of the Employee's own contribution and age.

In the period ended 31 March 2002, the contribution made by the Company amounted to thEur 1,209 (2000: thEur 874), accounted as a payroll cost.

Employee contributions are vested benefits upon payment. If an Employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the Employee's time of service, as follows:

Employee's time with the Company	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
% of vested benefit	10	25	50	80	100

NOTE 56 - STATEMENT OF INCOME BY FUNCTIONS

a) RECONCILIATION OF THE EXTRAORDINARY INCOME IN THE STATEMENT OF INCOME BY NATURE WITH THE STATEMENT OF INCOME BY FUNCTIONS

The Statement of Income by Functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the Statement by Nature of Costs and Income. Consequently, extraordinary income recorded in the Statement by Nature of Costs and Income (see Note 46) has been reclassified to other operational income and to other operational costs, amounting thEur 48,726 and thEur 23,325 (2000: thEur 1,180 and thEur 6,473), respectively.

The reclassification effect is as follows:

	Statement of income from 01-04-2001 to 31-03-2002			Statement of income from 01-04-2000 to 31-03-2001		
	By nature	Reclassifications	By function	By nature	Reclassifications	By function
Operating income	163,863	25,401	189,264	152,662	(5,294)	147,368
Financial costs	(23,208)		(23,208)	(16,518)		(16,518)
Current income	140,655	25,401	166,056	136,144	(5,294)	130,850
Extraordinary losses	25,401	(25,401)		(5,294)	5,294	
Net income	104,831		104,831	80,896		80,896

b) COST OF SALES AND SERVICES

	01-04-2001 to 31-03-2002			01-04-2000 to 31-03-2001		
	Goods	Services rendered	Total	Goods	Services	Total
Opening inventory	28,613		28,613	50,926		50,926
Production and purchase entries	151,687	230,183	381,870	170,209	178,369	348,578
Inventory adjustment	(72,392)		(72,392)	(65,846)		(65,846)
Transfer to fixed assets	(1,725)		(1,725)	(3,014)		(3,014)
Closing inventory	(22,119)		(22,119)	(28,613)		(28,613)
Cost of sales and services provided	84,064	230,183	314,247	123,662	178,369	302,031

NOTE 57 – SUBSEQUENT EVENTS

On 15 April 2002, Vodafone Telecel and Optimus agreed to set up a company to build, manage and operate the telecommunications infrastructures, such as towers and roof tops, to be used by both operators.

This company, Situs – Exploração de Torres de Telecomunicações e Sites, S.A, will be a joint venture with a share capital of Eur 50,000, equally split between Vodafone Telecel and Optimus.

The company's share capital will be reinforced through the integration of such equipment that is currently held by both operators, following an independent evaluation. The company will start its activities as soon as it gets approval from competition authorities.

The main reasons for the creation of this company are the expected significant savings on investment and costs for both operators and the minimisation of the infrastructures' environmental impact in both current and future networks.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

02 | Notes on the Statement of Cash Flows for the Financial Year ended 31 March 2002

(Amounts expressed in thousands of Euro)

Cash and Cash Equivalents	31-03-2002	31-03-2001
Cash in hand	78	55
Cash at banks	1,877	1,574
	1,955	1,629

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

vodafone

For further information please contact:
Corporate Communications and Investor Relations
(telephone +351. 21.091.5252, fax +351. 21.091.5480, e-mail ir@corp.vodafone.pt)

www.vodafone.pt

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Vodafone Telecel - Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A
1649-032 Lisboa